
EMERSON

2009 Annual Report

EMERSON

Contents

Dear Shareholders	1
It's Never Been Done Before	7
Financial Highlights	9
Financial Review	10

Our ability to help people solve problems in ways that have never been done before will remain at the core of our future growth and success.



David N. Farr
Chairman, Chief Executive
Officer, and President

Dear Shareholders,

We are emerging from one of the harshest economic declines in memory – an economic event that punished nearly every business in virtually every global market. As many reacted to the recession by retrenching and digging in, Emerson met the challenge by doing what we do best: innovating and moving forward.

We focused on investing in our core businesses, looking ahead to where growth would be strongest: infrastructure projects in the developing world, power generation and distribution, enhancing energy efficiency, and network integrity and data center connectivity. We also took rapid steps to reposition our operations for greater efficiency in a long-term, best-cost structure. These quick actions, along with key growth strategies in place before the downturn, have positioned us well along the path of recovery – although we expect the recovery to be slow and gradual, especially in the United States and Western Europe.

A review of 2009

Emerson's ability to respond quickly to changing business cycles and conditions, while also investing for the long term, continues to be a powerful advantage for creating a unique competitive edge. Even so, this deep recession was much worse than our most pessimistic scenarios. Although



From left: Edward L. Monser, Chief Operating Officer; Charles A. Peters, Senior Executive Vice President; David N. Farr, Chairman, Chief Executive Officer, and President; Craig W. Ashmore, Executive Vice President Planning and Development; Walter J. Galvin, Vice Chairman and Chief Financial Officer; Charles A. Peters, David N. Farr.

we responded quickly, rapidly falling customer demand and significant inventory reductions negatively impacted profit margins. As a result, fiscal 2009 net earnings per share declined 26 percent to $2.27 on a 16 percent decline in net sales.

Underlying sales (excluding the impact of acquisitions and foreign currency translation) declined 13 percent, impacted heavily by the global recession. This compares with a decline in global G7 gross fixed investment (GFI) of 12 percent during the same time period. GFI is an economic indicator reflecting demand for many of our products and services, and while it is showing encouraging signs of stabilization, we expect continued challenging end-market demand – and lower sales – in the first half of fiscal 2010.

Because the sales decline and our aggressive inventory reduction created underutilized capacity, our operating profit margin declined to 15.1 percent, down from 16.5 percent in 2008, which was our highest level in more than 30 years. Our after-tax return on total capital was 16.2 percent, down from 21.8 percent in fiscal 2008.

Cash flow from operations was strong at $3.1 billion. Strong cash flow remains a high priority, enabling us to pursue acquisitions, develop new technologies, and return cash to shareholders through stock repurchases and dividends. I am pleased to note that 2009 marked Emerson's 53rd consecutive annual dividend increase, and the board of directors has acted to increase the dividend again by 1.5 percent, to an annual rate of $1.34.



New products will continue to be a major driver of growth for Emerson — we constantly push innovation and technology forward to better serve our customers.

Investing for the future

Emerson's strong financial position enables us to continually invest in value creation, with a goal of delivering 5 to 7 percent underlying sales growth through long-term business cycles. An unwavering focus on the following strategic imperatives, even during challenging times, makes this goal a reality.

We work tirelessly to **strengthen our business platforms**. Down cycles always create new, unique opportunities, and we invested $1 billion in excellent acquisitions in fiscal 2009. These acquisitions fill gaps or extend capabilities in markets with significant growth opportunities. For example, the acquisition of Dixell and Vilter in Emerson Climate Technologies expanded our connectivity and energy-efficient control offerings and strengthened our presence in commercial refrigeration. The addition of Roxar in Emerson Process Management strengthened our ability to meet customer needs in offshore energy recovery. Already in fiscal 2010 we have announced three additional acquisitions: Avocent (data center infrastructure management), EIM (electric valve actuation) and SSB (electrical pitch control for wind turbines), representing an additional investment of $1.4 billion.

Emerson relentlessly pursues **technology leadership** by developing game-changing products and innovations that provide a competitive advantage. Here, too, down cycles are often the best times for such investments, *when others are hesitating and pulling back*. New products will continue to drive growth as we constantly push innovation and technology forward to better serve our customers. In fact, Emerson averages about 2.5 new patents every working day. A great example of our technology leadership is our next-generation DeltaV digital automation system. The new


EMERSON

Our ability to respond quickly to changing business conditions while continuing to invest for the long term has been essential.



S-series platform with "I/O on Demand" gives customers unparalleled adaptability to implement and update complex process control systems. We are also introducing significant new ways to apply wireless technology to process monitoring and control.

We continue to **globalize assets**, generating 55 percent of revenue outside the United States in 2009. We launched new shared services, engineering and technology centers in China, Japan, the Middle East and Mexico. We are making substantial infrastructure investments in emerging markets, which are expected to lead the global recovery. Our sales in emerging markets now represent 32 percent of total revenue. We are well positioned *for significant growth* in emerging markets, with a near-term goal of 40 percent of total revenue in these key growth markets.

We constantly drive **business efficiency**, in good times and bad. In this recession we have made difficult decisions to close and consolidate facilities, eliminate marginal products and redundancies, and increase production in best-cost regions that are close to customers. This focus on profitable returns on our investments is key to Emerson's ability to compete globally. In 2009, we significantly reduced inventory levels by about $500 million and aggressively repositioned assets in anticipation of the megatrends that will drive growth in the world economy. During the past year we spent $295 million on restructuring efforts that impacted approximately 25 facilities. This will further our best-cost, balanced geographical positioning.

Addressing the world's resource and energy needs head on

Perhaps no issue is more critical to the world than energy. Our future depends on more efficient use of existing energy sources and on accelerating the availability and viability of new, renewable sources. Emerson's solutions address these challenges, which are shaping the future in *all* of our business segments.

We envision that **power generation and distribution** can become a $3 billion sales opportunity over the next several years, served by technologies and services across several Emerson businesses. **Renewables**, while still a small part of the world's energy supply, are becoming more important. Emerson serves the **wind power, solar and bio-fuels** industries, where we see significant potential for growth. **Nuclear power** is more established in the world's energy mix. It is estimated that more than 150 new reactors will come on line through 2020, and we are one of the few certified nuclear-instrument and control suppliers. Emerson is addressing **commercial/retail energy management**



From left: Ed Feeney, Emerson Network Power; Ed Purvis, Emerson Climate Technologies; Jay Geldmacher, Emerson Network Power; Jean-Paul Montupet, Emerson Industrial Automation; Jim Lindemann, Emerson Appliance and Tools; Steve Sonnenberg, Emerson Process Management; Pat Sly, Emerson Appliance and Tools.

through our integrated electronics and industry expertise. For example, we can help supermarkets achieve energy savings of between $50,000 and $100,000 per store per year – *and there are 33,000 supermarkets in the U.S. alone!*

We are also addressing the rapidly growing demand for information, networking and connectivity. We expect worldwide **data center infrastructure investment** to generate sales of Emerson solutions totaling $4 billion by 2013. These trends were a driving force behind our recently announced acquisition of Avocent. When Avocent is joined with Emerson Network Power's extensive product breadth, technology leadership and experience, we will bring new solutions to data center infrastructure management that were not possible before. Hospitals and medical centers are another opportunity. These facilities require greater amounts of data center power and localized cooling to support wireless deployment, electronic records, picture archiving and communications systems, and RFID (radio-frequency identification) tracking of pharmaceuticals.

Water and wastewater infrastructure projects have generated more than $150 million in contract wins annually over the past several years. This includes our recent contract at Chicago's Stickney wastewater treatment facility – the world's largest sewage treatment plant. Our Ovation expert control system will handle 1.4 billion gallons of wastewater daily, serving 5.4 million residents.

Unique **wireless technologies** provided by Emerson Process Management improve connectivity and uptime; provide a foundation for efficient, fast upgrades; and promote greater productivity and safety in process facilities. In fact, Emerson Smart Wireless orders doubled from last year, with the potential for substantial increases over time.

New-to-the-world solutions are possible only in a company that values individual effort in a collaborative environment.

Our innovations are adding value in many new ways. We drove that point home this year in a bold "It's Never Been Done Before" global advertising campaign. Emerson innovations address critical customer issues and enable customers and entire industries to overcome challenges with new-to-the-world solutions.

Our people

New-to-the-world solutions are possible only in a company that values individual effort in a collaborative environment and strong global teamwork. We inspire and reward initiative, and we work together as a global team, driving innovation in each of our markets. Every person at Emerson understands that he or she plays an essential role in our success. This creates a motivating, competitive and high-energy atmosphere that ensures we execute quickly and precisely for our customers and shareholders.

One of my top priorities is to ensure that we recruit, develop and retain the best talent. Developing people is an area where Emerson has always excelled. In fact, our talent-development success allows us to fill 90 percent of our key global management positions from within the company. There is tremendous expertise on our management team and among our highly skilled employees, and I am proud of their hard work and their commitment to excellence – they make Emerson successful and globally strong.

Our sustained progress also reflects the leadership of our board of directors. These capable individuals provide deep, relevant insight into our global challenges and opportunities. On behalf of our shareholders, I thank them for their commitment and support in making Emerson stronger in a challenging 2009.

I especially thank David C. Farrell, who retired last February after 20 years of service on the board. David's counsel has been instrumental in building shareholder value during his tenure, and we will miss his contributions. We also welcome our newest board member, Clemens A.H. Boersig, who brings us a strong global perspective from Deutsche Bank AG, where he is Chairman of the Supervisory Board.

Looking ahead

The pace of change continues to accelerate. Businesses that will win in the marketplace and reward their shareholders must exhibit ever-increasing speed, flexibility and creativity. These are Emerson strengths. Our people are focused on solving problems quickly and in ways that have never been done before. As global businesses begin to rebound from the recession, we are well positioned, especially with our unique position in emerging markets.

Thank you for your support. I look forward to reporting on our continued progress and value creation.

David N. Farr
Chairman, Chief Executive Officer, and President

It's Never Been Done Before

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1 **Energy Logic**

Facing tight budgets, carbon footprint concerns and high energy costs, chief information officers and information technology managers are looking for ways to save money, lower energy use and squeeze more efficiency out of their power-hungry, heat-sensitive data centers. Emerson's Energy Logic strategies show them how to do it ... by reducing excess heat load in the first place.

2 **Range Fuels**

Imagine filling up your car with a fuel blend made from renewable biomass such as wood waste. Emerson technology is helping Range Fuels, a leader in the alternative fuels industry based in Broomfield, Colorado, become the first commercial-scale producer in the United States of fuels from renewable, non-food biomass. This kind of biofuel offers a promising, eco-friendly alternative energy source that can help reduce our world's dependence on nonrenewable fossil fuels.

3 **Milwaukee**

In Milwaukee, Wisconsin, people are urged to put more food waste down their garbage disposals. The reason is simple: Households using disposals, such as Emerson's newest line of InSinkErator disposals that can grind virtually any kind of food waste, are helping communities like Milwaukee convert more of their residents' food waste into an unending source of electricity.

4 **Heat Pump**

Conventional heat pumps do not effectively handle the residential heating requirements in China's northern provinces, where more than 500 million people live. Emerson solved this challenge by developing an innovative technology for its Copeland Scroll compressor, enabling energy-efficient heat pumps to work effectively, even in cold temperatures. Millions of homeowners in China now have the opportunity to reduce their reliance on coal-fired heating plants and prevent millions of tons of CO_2 emissions.

5 **Qatargas**

Natural gas is considered the most environmentally friendly of the fossil fuels, and demand for it is growing. Converting natural gas to liquefied natural gas (LNG) allows for cost-efficient storage and transport of this energy source, and Qatargas wanted to expand its facilities to boost LNG production from 10 million to 42 million tonnes annually by the end of the decade. To meet this ambitious goal, Qatargas' productive capacity is set to grow to a scale never before built – and Emerson technology is helping make it possible, safe and cost-effective.

Financial Contents

Financial Highlights	9
Financial Review	10
Financial Statements	23
Notes to Consolidated Financial Statements	28
Report of Independent Registered Public Accounting Firm	47
Eleven-Year Summary	48
Board of Directors & Management	50
Stockholders Information	52

Down cycles always create opportunities, and we invested $1 billion in excellent acquisitions in fiscal 2009.

ONE-YEAR PERFORMANCE

Years ended September 30 Dollars in millions, except per share amounts	2008	**2009**	PERCENT CHANGE
Sales	$24,807	**$20,915**	(15.7)%
Net earnings per share	$ 3.06	**$ 2.27**	(25.8)%
Earnings from continuing operations per share	$ 3.11	**$ 2.27**	(27.0)%
Dividends per share	$ 1.20	**$ 1.32**	10.0 %
Operating cash flow	$ 3,293	**$ 3,086**	(6.3)%
Return on total capital	21.8%	**16.2%**	
Return on equity	27.0%	**19.5%**	

OPERATING CASH FLOW *(dollars in billions)*



$2.2
$2.2
$2.5
$3.0
$3.3
$3.1
2004
2009

FIVE-YEAR PERFORMANCE

Years ended September 30 Dollars in millions, except per share amounts	2004	**2009**	FIVE-YEAR CAGR
Sales	$15,226	**$20,915**	6.6%
Net earnings per share	$ 1.49	**$ 2.27**	8.8%
Earnings from continuing operations per share	$ 1.48	**$ 2.27**	8.9%
Dividends per share	$ 0.80	**$ 1.32**	10.5%
Operating cash flow	$ 2,216	**$ 3,086**	6.8%
Return on total capital	14.2%	**16.2%**	
Return on equity	18.4%	**19.5%**	

TOTAL SALES

(dollars in billions)



$15.2
$16.9
$19.7
$22.1
$24.8
$20.9
2004
2009

EARNINGS AND DIVIDENDS PER SHARE



$2.27
Earnings
Per Share
$1.32
Dividends
Per Share
1956
1969
1979
1989
1999
2009

2002 earnings per share is before the $1.12 per share cumulative effect of a change in accounting principle.

RETURN ON TOTAL CAPITAL *(percent)*



14.2%
15.5%
18.4%
20.1%
21.8%
16.2%
2004
2009

Report of Management

The Company's management is responsible for the integrity and accuracy of the financial statements. Management believes that the financial statements for the three years ended September 30, 2009 have been prepared in conformity with U.S. generally accepted accounting principles appropriate in the circumstances. In preparing the financial statements, management makes informed judgments and estimates where necessary to reflect the expected effects of events and transactions that have not been completed. The Company's disclosure controls and procedures ensure that material information required to be disclosed is recorded, processed, summarized and communicated to management and reported within the required time periods.

In meeting its responsibility for the reliability of the financial statements, management relies on a system of internal accounting control. This system is designed to provide reasonable assurance that assets are safeguarded and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. The design of this system recognizes that errors or irregularities may occur and that estimates and judgments are required to assess the relative cost and expected benefits of the controls. Management believes that the Company's internal accounting controls provide reasonable assurance that errors or irregularities that could be material to the financial statements are prevented or would be detected within a timely period.

The Audit Committee of the Board of Directors, which is composed solely of independent Directors, is responsible for overseeing the Company's financial reporting process. The Audit Committee meets with management and the Company's internal auditors periodically to review the work of each and to monitor the discharge by each of its responsibilities. The Audit Committee also meets periodically with the independent auditors, who have free access to the Audit Committee and the Board of Directors, to discuss the quality and acceptability of the Company's financial reporting, internal controls, as well as non-audit-related services.

The independent auditors are engaged to express an opinion on the Company's consolidated financial statements and on the Company's internal control over financial reporting. Their opinions are based on procedures that they believe to be sufficient to provide reasonable assurance that the financial statements contain no material errors and that the Company's internal controls are effective.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. With the participation of the Chief Executive Officer and the Chief Financial Officer, management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework and the criteria established in *Internal Control – Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal control over financial reporting was effective as of September 30, 2009.

The Company's auditor, KPMG LLP, an independent registered public accounting firm, has issued an audit report on the effectiveness of the Company's internal control over financial reporting.

David N. Farr
Chairman of the Board, Chief Executive Officer, and President

Walter J. Galvin
Vice Chairman and Chief Financial Officer

Results of Operations

Years ended September 30 | Dollars in millions, except per share amounts

	2007	2008	**2009**	CHANGE 2007 - 2008	**CHANGE 2008 - 2009**
Net sales	$22,131	24,807	**20,915**	12%	**(16)%**
Gross profit	$ 8,065	9,139	**7,699**	13%	**(16)%**
Percent of sales	*36.4%*	*36.8%*	***36.8%***		
SG&A	$ 4,569	5,057	**4,532**		
Percent of sales	*20.6%*	*20.3%*	***21.7%***		
Other deductions, net	$ 175	303	**530**		
Interest expense, net	$ 228	188	**220**		
Earnings from continuing operations before income taxes	$ 3,093	3,591	**2,417**	16%	**(33)%**
Percent of sales	*14.0%*	*14.5%*	***11.6%***		
Earnings from continuing operations	$ 2,129	2,454	**1,724**	15%	**(30)%**
Net earnings	$ 2,136	2,412	**1,724**	13%	**(29)%**
Percent of sales	*9.7%*	*9.7%*	***8.2%***		
Diluted EPS – Earnings from continuing operations	$ 2.65	3.11	**2.27**	17%	**(27)%**
Diluted EPS – Net earnings	$ 2.66	3.06	**2.27**	15%	**(26)%**
Return on equity	25.2%	27.0%	**19.5%**		
Return on total capital	20.1%	21.8%	**16.2%**		

OVERVIEW

Fiscal 2009 was a very challenging year as a significant decline in gross fixed investment worldwide, particularly for capital goods and nonresidential construction, as well as housing and consumer spending, adversely impacted sales and earnings for all of the Company's business segments. These declines began in the third quarter of fiscal 2008, continued throughout 2009, and the Company anticipates continued weakness stemming from these factors for much of fiscal 2010. Given the difficult economic environment, the Company took aggressive actions and incurred significant costs to rationalize its businesses to the level appropriate for the conditions and to improve its cost structure in preparation for the ultimate recovery. Fiscal 2009 net sales were $20.9 billion, a decrease of 16 percent; earnings from continuing operations and earnings from continuing operations per share were $1.7 billion and $2.27, decreases of 30 percent and 27 percent, respectively; net earnings and net earnings per share were $1.7 billion and $2.27, decreases of 29 percent and 26 percent, respectively, from fiscal 2008. Underlying sales declined across all major geographic regions, particularly in the United States and Europe. Sales in Asia were down slightly but included a 2 percent increase in China. Unfavorable foreign currency translation also negatively impacted results for the year due to the strength of the U.S. dollar as compared with 2008. Sales and earnings for fiscal 2009 decreased versus prior year in all segments, reflecting lower spending and investment by both businesses and consumers as confidence declined and remained low. Although operating in a challenging environment, the Company was able to achieve gross margin consistent with prior year due to the benefits of rationalization actions and other productivity improvements, as well as higher pricing in certain markets and materials cost containment. Earnings margins decreased primarily because of deleverage on lower sales volume and higher rationalization expense. Despite the economic environment, Emerson's financial position remains strong and in 2009 the Company generated cash near the same level as the prior year with operating cash flow of $3.1 billion and free cash flow (operating cash flow less capital expenditures) of $2.6 billion. Emerson maintains a conservative financial structure to provide the strength and flexibility necessary to achieve its strategic objectives.

NET SALES

Net sales for fiscal 2009 were $20.9 billion, a decrease of approximately $3.9 billion, or 16 percent, from fiscal 2008. Sales declined across all segments as the Company's businesses continued to be impacted by the broad slowdown in consumer and capital goods businesses. Consolidated results reflect an approximate 13 percent ($3,090 million) decrease in underlying sales (which exclude acquisitions, divestitures and foreign currency translation), a 4 percent ($933 million) unfavorable impact from foreign currency translation and a 1 percent ($131 million) contribution from acquisitions. The underlying sales decrease for fiscal 2009 included an 18 percent decrease in the United States and a 9 percent decrease internationally, composed of Europe (16 percent), Latin America (7 percent), Middle East/Africa (6 percent), Asia (2 percent) and Canada (6 percent). The Company estimates that the underlying sales decline primarily reflects an approximate 14 percent decline from volume and an approximate 1 percent impact from higher pricing.

Net sales for fiscal 2008 were $24.8 billion, an increase of approximately $2.7 billion, or 12 percent, over fiscal 2007, with international sales leading overall growth. Consolidated sales results reflect increases in four of the Company's five business segments with an approximate 7 percent ($1,523 million) increase in underlying sales, a 4 percent ($809 million) favorable impact from foreign currency translation and a 1 percent ($344 million) contribution from acquisitions, net of divestitures. The Network Power, Process Management and Industrial Automation businesses drove sales growth, while the Appliance and Tools and Climate Technologies businesses were impacted by the U.S. consumer spending slowdown. The underlying sales increase for fiscal 2008 was driven by an international sales increase of more than 10 percent plus a 3 percent increase in the United States. The international sales increase primarily reflects growth in Asia (17 percent), Latin America (18 percent), Middle East/Africa (17 percent) and Europe (3 percent). The Company estimates that the underlying sales growth of approximately 7 percent primarily reflects an approximate 6 percent gain from volume, aided by penetration gains, and an approximate 1 percent impact from higher selling prices.

SALES BY GEOGRAPHIC DESTINATION



21%
21%
13%
45%
United States
Europe
Asia
Other

INTERNATIONAL SALES

Emerson is a global business for which international sales have grown over the years and now constitute 55 percent of the Company's total sales. The Company expects this trend to continue due to faster economic growth in emerging markets in Asia, Latin America and Middle East/Africa.

International destination sales, including U.S. exports, decreased approximately 14 percent, to $11.6 billion in 2009. U.S. exports of $1,290 million were down 16 percent compared with 2008, reflecting declines in Industrial Automation, Network Power, Climate Technologies and Process Management as these businesses were impacted by lower volume and the stronger U.S. dollar. International subsidiary sales, including shipments to the United States, were $10.3 billion in 2009, down 14 percent from 2008. Excluding the 7 percent net unfavorable impact from acquisitions and foreign currency translation, international subsidiary sales decreased 7 percent compared with 2008. Underlying destination sales declined 16 percent in Europe; 2 percent overall in Asia, including 2 percent growth in China; 7 percent in Latin America and 6 percent in Middle East/Africa.

International destination sales, including U.S. exports, increased approximately 20 percent, to $13.5 billion in 2008, representing 54 percent of the Company's total sales. U.S. exports of $1,537 million were up 20 percent compared with 2007, reflecting strong growth in the Network Power, Process Management and Climate Technologies businesses, aided by the weaker U.S. dollar as well as the benefit from acquisitions. Underlying destination sales grew 17 percent in Asia during the year, driven mainly by 21 percent growth in China, while sales grew 18 percent in Latin America, 17 percent in Middle East/Africa and 3 percent in Europe. International subsidiary sales, including shipments to the United States, were $12.0 billion in 2008, up 19 percent over 2007. Excluding the 8 percent net favorable impact from acquisitions, divestitures and foreign currency translation, international subsidiary sales increased 11 percent compared with 2007.

ACQUISITIONS AND DIVESTITURES

The Company acquired Roxar ASA, Trident Powercraft Private Limited, System Plast S.p.A. and several smaller businesses during 2009. Roxar supplies measurement solutions and software for reservoir production optimization, enhanced oil and gas recovery and flow assurance. Trident Power manufactures and supplies power generating alternators and associated products. System Plast manufactures engineered modular belts and custom conveyer components for food processing and packaging industries. Total cash paid for these businesses was approximately $776 million (net of cash acquired of approximately $31 million and debt assumed of approximately $230 million). Annualized sales for acquired businesses were approximately $530 million in 2009.

During the first quarter of fiscal 2010, the Company entered into a definitive agreement and commenced a tender offer to acquire Avocent Corporation for approximately $1.2 billion in cash. Avocent is a leader in delivering information technology operations management solutions that reduce operating costs, simplify management and increase availability of critical information technology environments via integrated, centralized software. Avocent products complement the Network Power segment's power systems, energy management and precision cooling solutions. The transaction is expected to be completed in December 2009 and is subject to acceptance of the tender offer by a majority of Avocent shareholders, customary closing conditions and regulatory approvals.

The Company acquired Motorola Inc.'s Embedded Computing business and several smaller businesses during 2008. Embedded Computing provides communication platforms and enabling software used by manufacturers of equipment for telecommunications, medical imaging, defense and aerospace and industrial automation markets. Total cash paid for these businesses (net of cash and equivalents acquired of approximately $2 million) was approximately $561 million.

In the first quarter of fiscal 2008, the Company divested its Brooks Instrument flow meters and flow controls unit, which had sales for the first quarter of 2008 of $21 million and net earnings of $1 million. Proceeds from the sale of Brooks were $100 million, resulting in a pretax gain of $63 million ($42 million after-tax). The net gain on divestiture and Brooks' results of operations for fiscal 2008 are classified as discontinued operations; prior year results of operations were inconsequential. Also in fiscal 2008, the Company received approximately $101 million from the divestiture of the European appliance motor and pump business, resulting in a loss of $92 million. The European appliance motor and pump business had total annual sales of $453 million and $441 million in 2008 and 2007, respectively and net earnings, excluding the divestiture loss, of $7 million in both years. The divestiture loss and results of operations are classified as discontinued operations.

COST OF SALES

Costs of sales for fiscal 2009 and 2008 were $13.2 billion and $15.7 billion, respectively, while gross profit was $7.7 billion in 2009 compared with $9.1 billion for 2008. The decrease in gross profit primarily reflects lower sales volume and unfavorable foreign currency translation. As a percent of net sales, cost of sales was 63.2 percent for both 2009 and 2008, resulting in consistent gross margin of 36.8 percent for both years. The level gross margin compared with 2008 reflects benefits realized from rationalization actions and other productivity improvements, materials cost containment and selective price increases, which were offset by deleverage on lower sales volume, inventory liquidation and unfavorable product mix. In addition, due to the economic slowdown the Company's inventory obsolescence allowance increased approximately $40 million in 2009.

Costs of sales for fiscal 2007 were $14.1 billion and cost of sales as a percent of net sales was 63.6 percent. Gross profit was $8.1 billion for 2007, resulting in a gross profit margin of 36.4 percent. The increase in the gross profit margin in 2008 primarily reflects leverage on higher sales volume and benefits realized from productivity improvements, which were partially offset by negative product mix. Higher sales prices, together with the benefits received from commodity hedging of approximately $42 million, were more than offset by higher raw material and wage costs. The increase in the gross profit amount in 2008 primarily reflects higher sales volume and foreign currency translation, as well as acquisitions.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative (SG&A) expenses for 2009 were $4.5 billion, or 21.7 percent of net sales, compared with $5.1 billion, or 20.3 percent of net sales for 2008. The $0.6 billion decrease in SG&A was primarily due to lower sales volume, benefits from rationalization, favorable foreign currency translation and a $28 million decrease in incentive stock compensation expense (see Note 14). The increase in SG&A as a percent of sales was primarily the result of deleverage on lower sales volume, partially offset by cost reduction actions and the lower incentive stock compensation expense.

SG&A expenses for 2008 were $5.1 billion, or 20.3 percent of net sales, compared with $4.6 billion, or 20.6 percent of net sales for 2007. The increase of approximately $0.5 billion in 2008 was primarily due to an increase in variable costs on higher sales volume, acquisitions and foreign currency translation, partially offset by a $103 million decrease in incentive stock compensation (see Note 14). The reduction in SG&A as a percent of sales was primarily the result of lower incentive stock compensation, leverage on higher sales and benefits realized from cost reduction actions, particularly in the Process Management and Network Power businesses.

OTHER DEDUCTIONS, NET

Other deductions, net were $530 million in 2009, a $227 million increase from 2008 that primarily reflects $203 million of incremental rationalization expense. The Company continuously makes investments in its operations to improve efficiency and remain competitive on a global basis, and in 2009 incurred costs of $295 million for actions to rationalize its businesses to the level appropriate for current economic conditions and improve its cost structure in preparation for the ultimate economic recovery. The 2009 increase also includes higher intangible asset amortization of $27 million due to acquisitions, lower nonrecurring gains of $25 million and other items. Gains in 2009 included the sale of an asset for which the Company received $41 million and recognized a gain of $25 million ($17 million after-tax). See Notes 4 and 5 for further details regarding other deductions, net and rationalization costs.

Other deductions, net of $303 million in 2008 represented a $128 million increase from $175 million in 2007. The increase in 2008 versus 2007 includes a $31 million impairment charge related to the North American appliance control business, higher intangible asset amortization of $18 million due to acquisitions, incremental rationalization expense of $17 million, a $12 million charge for in-process research and development in connection with the Embedded Computing acquisition, $12 million of incremental foreign currency transaction losses, lower one-time gains of $10 million and other items. In 2008, the Company received $54 million and recognized a gain of $39 million ($20 million after-tax) on the sale of its equity investment in Industrial Motion Control Holdings, a manufacturer of motion control components for automation equipment, and also recorded a gain of $18 million related to the sale of a facility.

INTEREST EXPENSE, NET

Interest expense, net was $220 million, $188 million and $228 million in 2009, 2008 and 2007, respectively. The increase of $32 million in 2009 was due to lower interest income, driven by lower worldwide interest rates, and higher average long-term borrowings reflecting a change in debt mix. The $40 million decrease in interest expense in 2008 was primarily due to lower interest rates and lower average borrowings.

INCOME TAXES

Income taxes were $693 million, $1,137 million and $964 million for 2009, 2008 and 2007, respectively, resulting in effective tax rates of 29 percent, 32 percent and 31 percent. The lower effective tax rate in 2009 reflects the Company recognizing a benefit from a net operating loss carryforward at a foreign subsidiary, a credit related to the repatriation of certain non-U.S. earnings, and a change in the mix of regional pretax income as operating results declined significantly in the United States and Europe while declining only slightly in Asia.

EARNINGS FROM CONTINUING OPERATIONS

Earnings from continuing operations were $1.7 billion for 2009, while earnings from continuing operations per share were $2.27, decreases of 30 percent and 27 percent, respectively, compared with $2.5 billion and $3.11 for 2008. The earnings decline is due to decreases in all of the Company's business segments and reflects lower sales volume, increased rationalization expense and unfavorable product mix, partially offset by savings from cost reduction actions and materials cost containment. Earnings declined $373 million in Industrial Automation, $238 million in Process Management, $227 million in Network Power, $162 million in Appliance and Tools and $154 million in Climate Technologies. Earnings per share results reflect the benefit of share repurchases. See the Business Segments discussion that follows for additional information.

Earnings from continuing operations and earnings from continuing operations per share for 2008 increased 15 percent and 17 percent, respectively, compared with $2.1 billion and $2.65 for 2007, reflecting increases in four of the five business segments, including $240 million in Process Management, $149 million in Network Power and $62 million in Industrial Automation. The increased earnings reflect leverage from higher sales, benefits realized from cost containment and higher selling prices, partially offset by higher raw material and wage costs.

EARNINGS FROM CONTINUING OPERATIONS *(dollars in billions)*



$2.5
$2.1
$1.8
$1.7
$1.4
$1.2
2004
2009

Earnings from continuing operations were $1.7 billion in 2009, a 7 percent compound annual growth rate since 2004.

DISCONTINUED OPERATIONS

There were no discontinued operations in fiscal 2009. The $42 million loss from discontinued operations ($0.05 per share) in fiscal 2008 included the $42 million gain on the divestiture of Brooks, the $92 million loss related to the divestiture of the European appliance motor and pump business, and $8 million of combined earnings related to these divestitures. Fiscal 2007 income from discontinued operations related to the European appliance motor and pump business was $7 million, or $0.01 per share. See previous discussion under Acquisitions and Divestitures and Note 3 for additional information regarding prior year discontinued operations.

NET EARNINGS, RETURN ON EQUITY AND RETURN ON TOTAL CAPITAL

Net earnings were $1.7 billion and earnings per share were $2.27 for 2009, decreases of 29 percent and 26 percent, respectively, compared with 2008, due to the same factors discussed previously. Net earnings as a percent of net sales were 8.2 percent and 9.7 percent in 2009 and 2008. Return on stockholders' equity (net earnings divided by average stockholders' equity) was 19.5 percent in 2009 compared with 27.0 percent in 2008. Return on total capital was 16.2 percent in 2009 compared with 21.8 percent in 2008, and is computed as net earnings excluding after-tax net interest expense, divided by average stockholders' equity plus short- and long-term debt less cash and short-term investments.

Net earnings were $2.4 billion and earnings per share were $3.06 for 2008, increases of 13 percent and 15 percent, respectively, compared with net earnings and earnings per share of $2.1 billion and $2.66, respectively, in 2007. Net earnings as a percent of net sales were 9.7 percent in 2008 and 2007. Net earnings in 2008 included the net loss from discontinued operations discussed previously. Return on stockholders' equity reached 27.0 percent in 2008 compared with 25.2 percent in 2007, and the Company realized a 2008 return on total capital of 21.8 percent compared with 20.1 percent in 2007.

Business Segments

Following is a summary of segment results for fiscal 2009 compared with fiscal 2008, and also 2008 compared with fiscal 2007. The Company defines segment earnings as earnings before interest and taxes.

SALES BY SEGMENT



25%
17%
15%
29%
14%

Process Management
Industrial Automation
Network Power
Climate Technologies
Appliance and Tools

PROCESS MANAGEMENT

(DOLLARS IN MILLIONS)	2007	2008	**2009**	CHANGE '07 - '08	**CHANGE '08 - '09**
Sales	$5,699	6,652	**6,233**	17%	**(6)%**
Earnings	$1,066	1,306	**1,068**	23%	**(18)%**
Margin	18.7%	19.6%	**17.1%**		

2009 vs. 2008 - Process Management segment sales were $6.2 billion in 2009, a decrease of $419 million, or 6 percent, from 2008. Nearly all of the Process businesses reported lower sales and earnings, particularly for the measurement and flow business resulting primarily from weakness in the chemical, refining and marine markets. Sales were down slightly for the valves business while the power and water business had a small sales increase. The segment sales decrease reflects a 2 percent decline in underlying sales on lower volume, a 6 percent ($373 million) unfavorable impact from foreign currency translation and a 2 percent ($94 million) favorable impact primarily from the Roxar acquisition. Regionally, sales declined 6 percent in the United States while international sales were flat, as growth in Asia (7 percent) offset decreases in Europe (4 percent), Middle East/Africa (3 percent), Canada (6 percent) and Latin America (2 percent). Earnings decreased 18 percent to $1,068 million from $1,306 million in the prior year, reflecting the lower sales volume, negative product mix, higher rationalization costs of $43 million and a $12 million negative impact from foreign currency transactions related to the strengthening of the U.S. dollar in 2009 versus weakening in the prior year, partially offset by savings from cost reduction actions. The margin decrease primarily reflects unfavorable product mix (approximately 2 points) and deleverage on lower volume, which were partially offset by productivity improvements. Price increases and materials cost containment were substantially offset by higher wage costs.

2008 vs. 2007 - Process Management segment sales were $6.7 billion in 2008, an increase of $953 million, or 17 percent, over 2007, reflecting higher volume and favorable foreign currency translation. These results reflect the Company's continued investment in next-generation technologies and expanding the global reach of the solutions and services businesses, as well as the strong worldwide growth in energy and power markets. All of the Process businesses reported higher revenues, with sales particularly strong for the valves, measurement and systems businesses. Underlying sales increased approximately 14 percent, reflecting 13 percent from volume, which includes an estimated 3 percent from penetration gains, and 1 percent from higher pricing. Foreign currency translation had a 4 percent ($225 million) favorable impact and the Brooks divestiture, net of acquisitions, had an unfavorable impact of 1 percent ($35 million). The underlying sales increase reflects growth in all geographic regions compared with the prior year, including Asia (21 percent), the United States (12 percent), Europe (7 percent), Latin America (22 percent), Canada (13 percent) and Middle East/Africa (14 percent). Earnings increased 23 percent to $1,306 million from $1,066 million in the prior year, reflecting higher sales volume, savings from cost reductions and materials cost containment and the benefit from foreign currency translation. The margin increase primarily reflects leverage on the higher volume, price increases and cost containment actions, which were partially offset by higher wage costs, unfavorable product mix and strategic investments to support the growth of these businesses.

INDUSTRIAL AUTOMATION

(DOLLARS IN MILLIONS)	2007	2008	**2009**	CHANGE '07 - '08	**CHANGE '08 - '09**
Sales	$4,269	4,852	**3,698**	14%	**(24)%**
Earnings	$ 665	727	**354**	9%	**(51)%**
Margin	15.6%	15.0%	**9.6%**		

2009 vs. 2008 - Industrial Automation segment sales decreased 24 percent to $3.7 billion in 2009, compared with $4.9 billion in 2008. Sales results reflect steep declines for all businesses due to the slowdown in the capital goods markets. Underlying sales declined 22 percent, unfavorable foreign currency translation subtracted 4 percent ($236 million) and the System Plast and Trident Power acquisitions contributed 2 percent ($97 million). Underlying sales decreased 25 percent in the United States and 19 percent internationally, including decreases in Europe (22 percent) and Asia (15 percent). Underlying sales reflect a 23 percent decline in volume and an approximate 1 percent positive impact from higher selling prices. Earnings decreased 51 percent to $354 million for 2009, compared with $727 million in 2008, primarily reflecting the lower sales volume. The margin decrease of 5.4 percentage points reflects deleverage on the lower sales volume (approximately 4 points) with significant inventory reduction (approximately 1 point) and higher rationalization costs of $28 million, partially offset by savings from cost reduction actions and price increases.

2008 vs. 2007 - Industrial Automation sales increased 14 percent to $4.9 billion in 2008, compared with $4.3 billion in 2007. Sales grew in all lines of business and in nearly all geographic regions, reflecting strength in the power generating alternator, fluid automation, electronic drives, electrical distribution and materials joining businesses. Underlying sales growth was 7 percent, including 8 percent in the United States and 6 percent internationally, and favorable foreign currency translation added 7 percent ($278 million). The U.S. growth particularly reflects the alternator business, which was driven by increased demand for backup generators. The international sales growth primarily reflects increases in Europe (4 percent) and Asia (17 percent). The underlying growth reflects 6 percent from volume, as well as an approximate 1 percent positive impact from price. Earnings increased 9 percent to $727 million for 2008, compared with $665 million in 2007, reflecting higher sales volume and the benefit from foreign currency translation. The margin decrease reflects a lower payment received by the power transmission business for dumping duties under the U.S. Continued Dumping and Subsidy Offset Act. The Company received only $3 million in 2008 versus $24 million received in fiscal 2007. The Company does not expect to receive any significant payments in the future. Margin was positively impacted by leverage on the higher sales volume and benefits from prior cost reduction efforts. Higher sales prices were substantially offset by higher material and wage costs, as well as unfavorable product mix, which negatively impacted margin.

NETWORK POWER

(DOLLARS IN MILLIONS)	2007	2008	**2009**	CHANGE '07 - '08	**CHANGE '08 - '09**
Sales	$5,150	6,312	**5,359**	23%	**(15)%**
Earnings	$ 645	794	**567**	23%	**(29)%**
Margin	12.5%	12.6%	**10.6%**		

2009 vs. 2008 - Sales in the Network Power segment decreased 15 percent to $5.4 billion in 2009 compared with $6.3 billion in 2008, reflecting declines in the inbound power, uninterruptible power supply, precision cooling and embedded power businesses due to the continued slowdown in customers' capital spending, partially offset by growth in the China network power systems business. Underlying sales declined 11 percent, foreign currency translation had a 3 percent ($191 million) unfavorable impact and a decline in sales for the Embedding Computing acquisition had a 1 percent ($101 million) unfavorable impact. The underlying sales decrease reflects a 10 percent decline in volume and a 1 percent impact from lower selling prices. Geographically, underlying sales reflect decreases in the United States (19 percent), Europe (22 percent) and Latin America (3 percent), which were partially offset by increases in Asia (1 percent), as the Company continues to penetrate the Chinese market, Canada (9 percent), and Middle East/Africa (6 percent). Earnings decreased 29 percent to $567 million, compared with $794 million in 2008, primarily due to lower sales volume and higher rationalization costs of $90 million (particularly for the integration of Embedded Computing), partially offset by solid earnings growth for the energy systems and China network power businesses. The segment margin decrease reflects deleverage on lower sales volume and a negative impact from acquisitions, partially offset by savings from cost reduction actions which contributed to margin improvement for both the energy systems and China network power systems businesses. Materials cost containment was partially offset by lower selling prices and increased wage costs.

2008 vs. 2007 - Sales in the Network Power segment increased 23 percent to $6.3 billion in 2008 compared with $5.2 billion in 2007. The increase in sales reflects continued growth in the precision cooling, global services, uninterruptible power supply, inbound power and power systems businesses. Underlying sales grew 11 percent, while the Embedded Computing and Stratos acquisitions contributed approximately 9 percent ($449 million) and foreign currency translation had a 3 percent ($156 million) favorable impact. The underlying sales increase of 11 percent reflects higher volume, which includes an approximate 4 percent impact from penetration gains. Geographically, underlying sales reflect a 17 percent increase in Asia, an 8 percent increase in the United States, a 14 percent increase in Latin America, a 55 percent increase in Middle East/Africa and a 2 percent increase in Europe. The U.S. growth reflects continued demand for data room construction, non-residential computer equipment and telecommunications power. Internationally, the Company continues to penetrate the Chinese, Indian and other Asian markets. Earnings increased 23 percent, or $149 million, to $794 million, compared with $645 million in 2007, primarily due to higher sales volume and savings from cost reduction actions. The margin increase reflects these savings and leverage on the higher volume, partially offset by a nearly 1 percentage point dilution from the Embedded Computing acquisition and higher wage costs.

CLIMATE TECHNOLOGIES

(DOLLARS IN MILLIONS)	2007	2008	**2009**	CHANGE '07 - '08	**CHANGE '08 - '09**
Sales	$3,614	3,822	**3,197**	6%	**(16)%**
Earnings	$ 538	551	**397**	2%	**(28)%**
Margin	14.9%	14.4%	**12.4%**		

2009 vs. 2008 - Climate Technologies reported sales of $3.2 billion for 2009, a 16 percent decrease from 2008, reflecting declines across all businesses, especially for compressors, temperature sensors and heater controls. Underlying sales decreased approximately 15 percent, foreign currency translation had a 2 percent ($92 million) unfavorable impact and acquisitions added 1 percent ($38 million). The underlying sales decrease reflects an approximate 17 percent decline from lower volume and an estimated 2 percent positive impact from higher selling prices. Sales declines in the compressor business reflect the worldwide slowdown in air-conditioning and refrigeration markets, particularly in the United States and Asia. The underlying sales decrease reflects a 15 percent decrease in both the United States and internationally, including declines of 18 percent in Asia, 10 percent in Europe and 15 percent in Latin America. Earnings decreased 28 percent to $397 million compared with $551 million in 2008, primarily due to lower sales volume, higher rationalization costs of $26 million, a $15 million commercial litigation charge and a $12 million negative impact from foreign currency transactions related to the strengthening of the U.S. dollar in 2009 versus weakening in the prior year, partially offset by savings from cost reduction actions. The margin decrease reflects deleverage on lower sales volume (approximately 2 points), as well as higher materials costs, which were only partially offset by price increases.

2008 vs. 2007 - Climate Technologies reported sales of $3.8 billion for 2008, representing a 6 percent increase over 2007, as underlying sales increased approximately 3 percent and foreign currency translation had a 3 percent ($110 million) favorable impact. The underlying sales increase of 3 percent reflects an approximate 2 percent positive contribution from price increases and an approximate 1 percent gain from higher volume, which includes a 2 percent impact from penetration gains. The underlying sales increase was led by the water-heater controls business, which primarily reflects penetration in the U.S. water-heater market. The compressors business grew modestly, primarily in the refrigeration and the U.S. and Asian air-conditioning markets; while the temperature sensors and flow controls businesses declined. The growth in refrigeration was driven by the transport container market. The underlying sales increase reflects a 2 percent increase in the United States and 4 percent growth internationally, with Asia growing 9 percent and Europe declining 6 percent. Earnings increased 2 percent to $551 million in 2008 compared with $538 million in 2007. The margin was diluted as higher sales prices were more than offset by material inflation and higher restructuring costs of $13 million.

APPLIANCE AND TOOLS

(DOLLARS IN MILLIONS)	2007	2008	**2009**	CHANGE '07 - '08	CHANGE **'08 - '09**
Sales	$4,006	3,861	**3,029**	(4)%	**(22)%**
Earnings	$ 564	527	**365**	(7)%	**(31)%**
Margin	14.1%	13.6%	**12.0%**		

2009 vs. 2008 - Sales for the Appliance and Tools segment were $3.0 billion in 2009, a 22 percent decrease from 2008. Declines in the storage, tools and appliance businesses were due to the continued downturn in the U.S. residential and nonresidential markets, while declines in the motors and appliance and solutions businesses reflect major customers reducing inventory and production levels due to the difficult economic conditions. The sales decrease reflects a 21 percent decline in underlying sales and an unfavorable impact from foreign currency translation of 1 percent ($41 million). Underlying sales in the United States were down 21 percent while underlying international sales decreased 17 percent. The underlying sales decrease reflects an estimated 23 percent decline in volume and an approximate 2 percent positive impact from pricing. Earnings for 2009 were $365 million, a 31 percent decrease from 2008, reflecting deleverage on lower sales volume and higher rationalization costs of $16 million, which were partially offset by savings from cost reductions, higher selling prices and a 2008 impairment charge of $31 million in the appliance control business (see Note 4).

2008 vs. 2007 - Sales in the Appliance and Tools segment were $3.9 billion in 2008, a 4 percent decrease from 2007. Results for 2008 were mixed, reflecting the different sectors served by these businesses. The professional tools, commercial storage and hermetic motor businesses showed increases, while the residential storage, appliance components, and appliance and commercial motors businesses declined. The growth in the professional tools business was driven by U.S. and Latin American markets. The declines in the residential storage and appliance-related businesses primarily reflect the downturn in the U.S. consumer appliance and residential end-markets, as the U.S. markets represented more than 80 percent of sales for this segment. Underlying sales in the United States were down 6 percent from the prior year, while international underlying sales increased 13 percent in total. The decrease in total sales reflects a 3 percent decline in underlying sales, an unfavorable impact from divestitures of 2 percent ($65 million) and a favorable impact from foreign currency translation of 1 percent ($40 million). The underlying sales decrease reflects an estimated 7 percent decline in volume and an approximate 4 percent positive impact from higher pricing. Earnings for 2008 were $527 million, a 7 percent decrease from 2007. Earnings decreased because of deleverage on lower sales volume and the $31 million impairment charge in the appliance control business (see Note 4), which was partially offset by savings from cost reduction actions. The increase in sales prices was substantially offset by higher material (copper and other commodities) and wage costs. The 2007 sale of the consumer hand tools product line favorably impacted the margin.

Financial Position, Capital Resources and Liquidity

The Company continues to generate substantial cash from operations, is in a strong financial position with total assets of $20 billion and stockholders' equity of $9 billion and has the resources available for reinvestment in existing businesses, strategic acquisitions and managing its capital structure on a short- and long-term basis.

DIVIDENDS PER SHARE


$0.80
$0.83
$0.89
$1.05
$1.20
$1.32
2004
2009

Annual dividends increased to a record $1.32 per share in 2009, representing the 53rd consecutive year of increases.

CASH FLOW

(DOLLARS IN MILLIONS)	2007	2008	2009
Operating Cash Flow	$3,016	3,293	**3,086**
Percent of sales	*13.4%*	*13.3%*	***14.8%***
Capital Expenditures	$ 681	714	**531**
Percent of sales	*3.0%*	*2.9%*	***2.6%***
Free Cash Flow (Operating Cash Flow less Capital Expenditures)	$2,335	2,579	**2,555**
Percent of sales	*10.3%*	*10.4%*	***12.2%***
Operating Working Capital	$1,915	2,202	**1,714**
Percent of sales	*8.5%*	*8.9%*	***8.2%***

Emerson generated operating cash flow of $3.1 billion in 2009, a 6 percent decrease from 2008 due to lower earnings and increased pension funding, partially offset by significant savings from continued improvements in operating working capital management. The cash operating working capital reduction of $620 million included accounts receivable and inventory liquidations of $1,011 million and $580 million, respectively, partially offset by an accounts payable reduction of $709 million. Given the significant operating working capital reduction in 2009, the Company expects operating cash flow to decline in fiscal 2010. Operating cash flow was $3.3 billion in 2008, a 9 percent increase from 2007, driven by higher net earnings. At September 30, 2009, operating working capital as a percent of sales was 8.2 percent, compared with 8.9 percent and 8.5 percent in 2008 and 2007, respectively. Pension contributions were $303 million, $135 million and $136 million in 2009, 2008 and 2007, respectively.

Free cash flow (operating cash flow less capital expenditures) was $2.6 billion in both 2009 and 2008, compared with $2.3 billion in 2007. The 10 percent increase in free cash flow in 2008 compared with 2007 reflects the increase in operating cash flow, partially offset by higher capital spending. Capital expenditures were $531 million, $714 million and $681 million in 2009, 2008 and 2007, respectively. The decrease in capital expenditures during 2009 compared with the prior year was primarily due to the overall decline in worldwide business, while the increase in 2008 compared with 2007 was primarily due to capacity expansion in the Process Management and Industrial Automation segments and construction of a corporate data center. In 2010, the Company is targeting capital spending of approximately $500 million. Net cash paid in connection with acquisitions was $776 million, $561 million and $295 million in 2009, 2008 and 2007, respectively.

Dividends were $998 million ($1.32 per share, up 10 percent) in 2009, compared with $940 million ($1.20 per share) in 2008 and $837 million ($1.05 per share) in 2007. In November 2009, the Board of Directors voted to increase the quarterly cash dividend 1.5 percent to an annualized rate of $1.34 per share. In 2008, the Board of Directors approved a program for the repurchase of up to 80 million common shares to augment an existing 2002 plan. In 2009, 21.0 million shares were repurchased under the fiscal 2008 authorization; in 2008, 22.4 million shares were repurchased under the fiscal 2002 and 2008 authorizations; and in 2007, 18.9 million shares were repurchased under the 2002 authorization. 51.4 million shares remain available for repurchase under the 2008 authorization and zero remain available under the 2002 authorization. Purchases of Emerson common stock totaled $695 million, $1,128 million and $849 million in 2009, 2008 and 2007, respectively, at an average price paid per share of $33.09, $50.31 and $44.98, respectively.

LEVERAGE/CAPITALIZATION

(DOLLARS IN MILLIONS)	2007	2008	2009
Total Assets	$19,680	21,040	**19,763**
Long-term Debt	$ 3,372	3,297	**3,998**
Stockholders' Equity	$ 8,772	9,113	**8,555**
Total Debt-to-Capital Ratio	30.1%	33.1%	**34.8%**
Net Debt-to-Net Capital Ratio	23.6%	22.7%	**25.7%**
Operating Cash Flow-to-Debt Ratio	79.9%	72.9%	**67.5%**
Interest Coverage Ratio	12.9X	15.7X	**10.9X**

Total debt, which includes short-term borrowings and current maturities of long-term debt, was $4.6 billion, $4.5 billion and $3.8 billion for 2009, 2008 and 2007, respectively. During 2009, the Company issued $250 million of 4.125% notes due April 2015, $250 million of 5.00% notes due April 2019, $250 million of 6.125% notes due April 2039 and $500 million of 4.875% notes due October 2019, and repaid $175 million of 5% notes and $250 million of 5.85% notes that had matured. In November 2009, the Company issued $300 million of 4.25% notes due November 2020 and $300 million of 5.25% notes due November 2039. During 2008, the Company issued $400 million of 5.25% notes due October 2018 and repaid $250 million of 5.5% notes that had matured. During 2007, the Company issued $250 million of 5.125% notes due December 2016 and $250 million of 5.375% notes due October 2017.

The total debt-to-capital ratio was 34.8 percent at year end 2009, compared with 33.1 percent for 2008 and 30.1 percent for 2007. At September 30, 2009, net debt (total debt less cash and short-term investments) was 25.7 percent of net capital, compared with 22.7 percent in 2008 and 23.6 percent in 2007. The operating cash flow-to-debt ratio was 67.5 percent, 72.9 percent and 79.9 percent in 2009, 2008 and 2007, respectively. The Company's interest coverage ratio (earnings before income taxes plus interest expense, divided by interest expense) was 10.9 times in 2009, compared with 15.7 times and 12.9 times in 2008 and 2007. The decrease in the interest coverage ratio from 2008 to 2009 was primarily due to lower earnings and the increase from 2007 to 2008 reflects higher earnings and lower interest rates. See Notes 3, 8 and 9 for additional information. The Company's strong financial position supports long-term debt ratings of A2 by Moody's Investors Service and A by Standard and Poor's. The Company anticipates no change in credit rating due to the Avocent acquisition discussed in Note 3.

The Company has a universal shelf registration statement on file with the U.S. Securities and Exchange Commission (SEC) under which it can issue debt securities, preferred stock, common stock, warrants, share purchase contracts and share purchase units without a predetermined limit. Securities can be sold in one or more separate offerings with the size, price and terms to be determined at the time of sale.

At year end 2009, the Company maintained, but has not drawn upon, a $2.8 billion, five-year, revolving backup credit facility that expires in April 2011 to support short-term borrowings. The credit facility contains no financial covenants and is not subject to termination based on a change in credit ratings or a material adverse change. The Company expects to renew the backup credit facility in 2010.

DEBT AS A PERCENT OF CAPITAL


40%
30%
20%
10%
0%
2004
2009

Total debt was 35 percent of total capital and net debt was 26 percent of net capital at year end 2009.

Although credit markets in the U.S., including the commercial paper market, have stabilized, there remains a risk of volatility and illiquidity that could affect the Company's ability to access those markets. However, despite the adverse market conditions over the past year, the Company has thus far been able to readily meet all its funding needs and currently believes that sufficient funds will be available to meet the Company's needs in the foreseeable future through existing resources, ongoing operations, short- and long-term debt or backup credit lines.

CONTRACTUAL OBLIGATIONS

At September 30, 2009, the Company's contractual obligations, including estimated payments due by period, are as follows (dollars in millions):

		PAYMENTS DUE BY PERIOD			
(DOLLARS IN MILLIONS)	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
Long-term Debt (including interest)	$6,508	796	734	1,072	3,906
Operating Leases	766	227	275	116	148
Purchase Obligations	1,029	807	209	13	–
Total	$8,303	1,830	1,218	1,201	4,054

Purchase obligations consist primarily of inventory purchases made in the normal course of business to meet operational requirements. The above table does not include $2.3 billion of other noncurrent liabilities recorded in the balance sheet and summarized in Note 17, which consist primarily of retirement and postretirement plan liabilities and deferred income taxes (including unrecognized tax benefits), because it is not certain when these amounts will become due. See Notes 10, 11 and 13 for additional information.

FINANCIAL INSTRUMENTS

The Company is exposed to market risk related to changes in interest rates, commodity prices and foreign currency exchange rates, and selectively uses derivative financial instruments, including forwards, swaps and purchased options, to manage these risks. The Company does not hold derivatives for trading purposes. The value of market risk sensitive derivative and other financial instruments is subject to change as a result of movements in market rates and prices. Sensitivity analysis is one technique used to evaluate the impact of these movements. Based on a hypothetical 10 percent increase in interest rates, 10 percent decrease in commodity prices or 10 percent weakening in the U.S. dollar across all currencies, the potential losses in future earnings, fair value and cash flows are immaterial. This method has limitations; for example, a weaker U.S. dollar would benefit future earnings through favorable translation of non-U.S. operating results, and lower commodity prices would benefit future earnings through lower cost of sales. See Notes 1, 7, 8 and 9.

Critical Accounting Policies

Preparation of the Company's financial statements requires management to make judgments, assumptions and estimates regarding uncertainties that affect reported revenue, expenses, assets, liabilities and stockholders' equity. Note 1 describes the significant accounting policies used in preparation of the Consolidated Financial Statements. The most significant areas where management judgments and estimates impact the primary financial statements are described below. Actual results in these areas could differ materially from management's estimates under different assumptions or conditions.

REVENUE RECOGNITION

The Company recognizes nearly all of its revenues through the sale of manufactured products and records the sale when products are shipped or delivered and title passes to the customer with collection reasonably assured. In certain instances, revenue is recognized on the percentage-of-completion method, when services are rendered, or in accordance with FASB Accounting Standards Codification (ASC) Subtopic 985-605, Software: Revenue Recognition. Sales sometimes involve delivering multiple items, including services such as installation. In these instances, the revenue assigned to each item is based on that item's objectively determined fair value, and revenue is recognized individually for delivered items only if the delivered items have value to the customer on a stand-alone basis, and the performance of the undelivered items is probable and substantially in the Company's control or the undelivered items are inconsequential or perfunctory. Management believes that all relevant criteria and conditions are considered when recognizing sales.

INVENTORIES

Inventories are stated at the lower of cost or market. The majority of inventory values are based on standard costs that approximate average costs, while the remainder are principally valued on a first-in, first-out basis. Standard costs are revised at the beginning of each fiscal year. The effects of resetting standards and operating variances incurred during each period are allocated between inventories and cost of sales. The Company's divisions review inventory for obsolescence, make appropriate provisions and dispose of obsolete inventory on a regular basis. Various factors are considered in these reviews, including sales history and recent trends, industry conditions and general economic conditions.

LONG-LIVED ASSETS

Long-lived assets, which include property, plant and equipment, goodwill and identifiable intangible assets are reviewed for impairment whenever events or changes in business circumstances indicate an impairment may exist. If the Company determines that the carrying value of the long-lived asset may not be recoverable, a permanent impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Reporting units are also reviewed for possible goodwill impairment at least annually, in the fourth quarter, by comparing the fair value of each unit to its carrying value. Fair value is generally measured based on a discounted future cash flow method using a discount rate judged by management to be commensurate with the applicable risk. Estimates of future sales and operating results, and therefore cash flows, as well as discount rates, are subject to change depending on the economic environment, including such factors as the general level of interest rates in the credit markets, expected equity market returns and volatility of markets served, particularly if the current recessionary economic environment continues for an extended period of time.

At the end of fiscal 2009, Emerson's total market value based on its exchange traded stock price was approximately $30 billion and stockholders' equity was $8.6 billion. There are two units in the Network Power segment with $367 million of goodwill, including recent acquisitions, where estimated fair value exceeds carrying value by approximately 7 percent. Assumptions used in determining value include successful execution of business plans, completion of integration and restructuring actions, and economic recovery in served markets, primarily network communications and connectivity. There are two units in the Appliance and Tools segment with $249 million of goodwill, where estimated fair value exceeds carrying value by 35 percent and assumes execution of business plan and recovery in residential and construction-related markets. Management believes the estimates of future cash flows and fair values are reasonable; however, changes in estimates due to variance from assumptions could materially affect the evaluations.

In 2008, the slowdown in consumer appliance and residential end-markets over the prior two years, along with strategic decisions in connection with two businesses, resulted in a $31 million impairment charge in the North American appliance control business and a $92 million loss on the divestiture of the European appliance motor and pump business. See Notes 1, 3, 4 and 6.

RETIREMENT PLANS

The Company continues to focus on a prudent long-term investment strategy for its pension-related assets, and the calculation of defined benefit plan expense and obligations are dependent on assumptions made regarding these assets. These assumptions include the discount rate, rate of annual compensation increases and expected annual return on plan assets. In accordance with U.S. generally accepted accounting principles, actual results that differ from the assumptions are accumulated and amortized in future periods. While management believes that the assumptions used are appropriate, differences versus actual experience or changes in assumptions may affect the Company's retirement plan obligations and future expense.

As of September 30, 2009, U.S. and non-U.S. retirement plans were underfunded by $380 million and $230 million, respectively, with the increase in underfunding primarily due to a decline in the discount rate for U.S. plans from 6.5 percent in 2008 to 5.5 percent in 2009, and the decline in asset values during fiscal 2009. Deferred actuarial losses, which will be recognized in earnings in future years, were $1,692 million as of September 30, 2009. The Company contributed $303 million to defined benefit plans in 2009 and expects to contribute approximately $250 million in 2010. Defined benefit pension plan expense for fiscal 2010 is expected to be approximately $130 million, versus $94 million in 2009. See Notes 10 and 11.

INCOME TAXES

Income tax expense and deferred tax assets and liabilities reflect management's assessment of future taxes expected to be paid on items reflected in the financial statements. Uncertainty exists regarding tax positions taken in previously filed tax returns still under examination and positions expected to be taken in future returns. Deferred tax assets and liabilities arise because of temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred income taxes are measured using enacted tax rates in effect for the year in which the temporary differences are expected to be recovered or settled. The impact on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. Generally, no provision is made for U.S. income taxes on the undistributed earnings of non-U.S. subsidiaries, as these earnings are considered permanently invested or otherwise indefinitely retained for continuing international operations. Determination of the amount of taxes that might be paid on these undistributed earnings if eventually remitted is not practicable. See Note 13.

NEW ACCOUNTING PRONOUNCEMENTS

Effective October 1, 2009, the Company adopted ASC 805, Business Combinations (formerly FAS No. 141(R), "Business Combinations"). ASC 805 requires assets acquired and liabilities assumed to be measured at fair value as of the acquisition date, all acquisition costs to be expensed as incurred and contractual contingencies to be recognized at fair value as of the acquisition date. The impact of adoption, if any, will depend on acquisitions completed in the future.

Effective October 1, 2009, the Company adopted updates to ASC 810, Consolidation (formerly FAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements"). The updated portion of ASC 810 requires an entity to separately disclose noncontrolling interests as a separate component of equity in the balance sheet and clearly identify on the face of the income statement net income related to noncontrolling interests. Adoption is not expected to have a material impact on the Company's financial statements.

Effective October 1, 2009, the Company adopted updates to ASC 260, Earnings per Share (formerly FASB Staff Position No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities"). The updated portion of ASC 260 clarifies whether instruments granted in share-based payment transactions should be included in the computation of EPS using the two-class method prior to vesting. Adoption is not expected to have a material impact on the Company's financial statements.

In December 2008, the FASB issued Staff Position No. FAS 132 (R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets" (now part of ASC 715, Compensation - Retirement Benefits). This portion of ASC 715 is effective for fiscal 2010 annual disclosure, and expands disclosure about an entity's investment policies and strategies for assets held by defined benefit pension or postretirement plans, including information regarding major categories of plan assets, inputs and valuation techniques used to measure the fair value of assets, and significant concentrations of risk within the plans. Adoption is not expected to have a material impact on the Company's financial statements.

EARNINGS PER SHARE


$3.06
$2.66
$2.24
$2.27
$1.70
$1.49
2004
2009

Net earnings per share were $2.27 in 2009, a 9 percent compound annual growth rate since 2004.

CONSOLIDATED STATEMENTS OF EARNINGS

EMERSON ELECTRIC CO. & SUBSIDIARIES

Years ended September 30 | Dollars in millions, except per share amounts

	2007	2008	2009
Net sales	$22,131	24,807	**20,915**
Costs and expenses:			
Cost of sales	14,066	15,668	**13,216**
Selling, general and administrative expenses	4,569	5,057	**4,532**
Other deductions, net	175	303	**530**
Interest expense (net of interest income: 2007, $33; 2008, $56; 2009, $24)	228	188	**220**
Earnings from continuing operations before income taxes	3,093	3,591	**2,417**
Income taxes	964	1,137	**693**
Earnings from continuing operations	2,129	2,454	**1,724**
Discontinued operations, net of tax	7	(42)	**-**
Net earnings	$ 2,136	2,412	**1,724**
Basic earnings per common share:			
Earnings from continuing operations	$ 2.68	3.14	**2.29**
Discontinued operations	0.01	(0.05)	**-**
Basic earnings per common share	$ 2.69	3.09	**2.29**
Diluted earnings per common share:			
Earnings from continuing operations	$ 2.65	3.11	**2.27**
Discontinued operations	0.01	(0.05)	**-**
Diluted earnings per common share	$ 2.66	3.06	**2.27**

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

EMERSON ELECTRIC CO. & SUBSIDIARIES

September 30 | Dollars in millions, except per share amounts

ASSETS	2008	2009
Current assets		
Cash and equivalents	$ 1,777	**1,560**
Receivables, less allowances of $90 in 2008 and $93 in 2009	4,618	**3,623**
Inventories:		
Finished products	884	**697**
Raw materials and work in process	1,464	**1,158**
Total inventories	2,348	**1,855**
Other current assets	588	**615**
Total current assets	9,331	**7,653**
Property, plant and equipment		
Land	201	**219**
Buildings	1,737	**1,935**
Machinery and equipment	6,296	**6,511**
Construction in progress	457	**229**
	8,691	**8,894**
Less accumulated depreciation	5,184	**5,394**
Property, plant and equipment, net	3,507	**3,500**
Other assets		
Goodwill	6,562	**7,078**
Other	1,640	**1,532**
Total other assets	8,202	**8,610**
	$21,040	**19,763**

See accompanying Notes to Consolidated Financial Statements.

LIABILITIES AND STOCKHOLDERS' EQUITY	2008	2009
Current liabilities		
Short-term borrowings and current maturities of long-term debt	$ 1,221	**577**
Accounts payable	2,699	**1,949**
Accrued expenses	2,480	**2,378**
Income taxes	173	**52**
Total current liabilities	6,573	**4,956**
Long-term debt	3,297	**3,998**
Other liabilities	2,057	**2,254**
Stockholders' equity		
Preferred stock of $2.50 par value per share		
Authorized 5,400,000 shares; issued - none	–	**–**
Common stock of $0.50 par value per share		
Authorized 1,200,000,000 shares; issued 953,354,012 shares;		
outstanding 771,216,037 shares in 2008 and 751,872,857 shares in 2009	477	**477**
Additional paid-in capital	146	**157**
Retained earnings	14,002	**14,714**
Accumulated other comprehensive income	141	**(496)**
	14,766	**14,852**
Less cost of common stock in treasury, 182,137,975 shares in 2008 and		
201,481,155 shares in 2009	5,653	**6,297**
Total stockholders' equity	9,113	**8,555**
	$21,040	**19,763**

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

EMERSON ELECTRIC CO. & SUBSIDIARIES

Years ended September 30 | Dollars in millions, except per share amounts

	2007	2008	**2009**
Common stock			
Beginning balance	$ 238	477	**477**
Adjustment for stock split	239	–	**–**
Ending balance	477	477	**477**
Additional paid-in capital			
Beginning balance	161	31	**146**
Stock plans and other	31	115	**11**
Adjustment for stock split	(161)	–	**–**
Ending balance	31	146	**157**
Retained earnings			
Beginning balance	11,314	12,536	**14,002**
Net earnings	2,136	2,412	**1,724**
Cash dividends (per share: 2007, $1.05; 2008, $1.20; 2009, $1.32)	(837)	(940)	**(998)**
Adjustment for stock split	(77)	–	**–**
Adoption of FIN 48	–	(6)	**–**
Adoption of FAS 158 measurement date provision (net of tax of $7)	–	–	**(14)**
Ending balance	12,536	14,002	**14,714**
Accumulated other comprehensive income			
Beginning balance	306	382	**141**
Foreign currency translation	459	(30)	**(104)**
Pension and postretirement (net of tax of: 2007, $(1); 2008, $51; 2009, $334)	2	(144)	**(568)**
Cash flow hedges and other (net of tax of: 2007, $29; 2008, $51; 2009, ($29))	(56)	(67)	**35**
Adoption of FAS 158 liability provisions (net of tax of $193)	(329)	–	**–**
Ending balance	382	141	**(496)**
Treasury stock			
Beginning balance	(3,865)	(4,654)	**(5,653)**
Purchases	(849)	(1,128)	**(695)**
Issued under stock plans and other	60	129	**51**
Ending balance	(4,654)	(5,653)	**(6,297)**
Total stockholders' equity	$ 8,772	9,113	**8,555**
Comprehensive income			
Net earnings	$ 2,136	2,412	**1,724**
Foreign currency translation	459	(30)	**(104)**
Pension and postretirement	2	(144)	**(568)**
Cash flow hedges and other	(56)	(67)	**35**
Total	$ 2,541	2,171	**1,087**

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

EMERSON ELECTRIC CO. & SUBSIDIARIES

Years ended September 30 | Dollars in millions

	2007	2008	2009
Operating activities			
Net earnings	$ 2,136	2,412	**1,724**
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	656	707	**727**
Changes in operating working capital	137	(22)	**620**
Pension funding	(136)	(135)	**(303)**
Other	223	331	**318**
Net cash provided by operating activities	3,016	3,293	**3,086**
Investing activities			
Capital expenditures	(681)	(714)	**(531)**
Purchases of businesses, net of cash and equivalents acquired	(295)	(561)	**(776)**
Other	106	203	**(2)**
Net cash used in investing activities	(870)	(1,072)	**(1,309)**
Financing activities			
Net increase (decrease) in short-term borrowings	(800)	521	**(684)**
Proceeds from long-term debt	496	400	**1,246**
Principal payments on long-term debt	(5)	(261)	**(678)**
Dividends paid	(837)	(940)	**(998)**
Purchases of treasury stock	(853)	(1,120)	**(718)**
Other	5	(54)	**(116)**
Net cash used in financing activities	(1,994)	(1,454)	**(1,948)**
Effect of exchange rate changes on cash and equivalents	46	2	**(46)**
Increase (decrease) in cash and equivalents	198	769	**(217)**
Beginning cash and equivalents	810	1,008	**1,777**
Ending cash and equivalents	$ 1,008	1,777	**1,560**
Changes in operating working capital			
Receivables	$ (349)	(293)	**1,011**
Inventories	96	(90)	**580**
Other current assets	36	19	**42**
Accounts payable	104	199	**(709)**
Accrued expenses	200	154	**(94)**
Income taxes	50	(11)	**(210)**
	$ 137	(22)	**620**

See accompanying Notes to Consolidated Financial Statements.

EMERSON ELECTRIC CO. & SUBSIDIARIES

Years ended September 30 | Dollars in millions, except per share amounts or where noted

(1) Summary of Significant Accounting Policies

FINANCIAL STATEMENT PRESENTATION

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect reported amounts and related disclosures, and actual results could differ from those estimates. The Company has evaluated subsequent events through November 23, 2009. Certain prior year amounts have been reclassified to conform to the current year presentation. Operating results of the European appliance motor and pump business are classified as discontinued operations for 2008 and earlier periods, while the operating results of Brooks Instruments are classified as discontinued operations for 2008 only.

Emerson adopted the FASB Accounting Standards Codification (ASC) in the fourth quarter of fiscal 2009. The Codification reorganized and consolidated current U.S. GAAP topically and is now the single authoritative source for GAAP. The adoption had no effect on the Company's operations.

PRINCIPLES OF CONSOLIDATION

The Consolidated Financial Statements include the accounts of the Company and its controlled affiliates. Intercompany transactions, profits and balances are eliminated in consolidation. Investments of 20 percent to 50 percent of the voting shares of other entities are accounted for by the equity method. Investments in publicly-traded companies of less than 20 percent are carried at fair value, with changes in fair value reflected in accumulated other comprehensive income. Investments in nonpublicly-traded companies of less than 20 percent are carried at cost.

FOREIGN CURRENCY TRANSLATION

The functional currency for most of the Company's non-U.S. subsidiaries is the local currency. Adjustments resulting from translating local currency financial statements into U.S. dollars are reflected in accumulated other comprehensive income.

FAIR VALUE MEASUREMENTS

Effective October 1, 2008, the Company adopted the recognition and disclosure provisions of FAS No. 157, "Fair Value Measurements" (now part of ASC 820, Fair Value Measurements and Disclosures), which established a formal hierarchy and framework for measuring fair value, and expanded disclosure about fair value measurements and the reliability of valuation inputs. Under ASC 820, measurement assumes the transaction to sell an asset or transfer a liability occurs in the principal or at least the most advantageous market for that asset or liability. Within the hierarchy, Level 1 instruments use observable market prices for the identical item in active markets and have the most reliable valuations. Level 2 instruments are valued through broker/dealer quotation or through market-observable inputs for similar items in active markets, including forward and spot prices, interest rates and volatilities. Level 3 instruments are valued using inputs not observable in an active market, such as company-developed future cash flow estimates, and are considered the least reliable. Valuations for all of Emerson's financial instruments fall within Level 2. The fair value of the Company's long-term debt is estimated using current interest rates and pricing from financial institutions and other market sources for debt with similar maturities and characteristics. Due to the high credit quality of Emerson and its counterparties, the impact of adopting ASC 820 was inconsequential. ASC 820 is effective for nonfinancial assets and liabilities, including goodwill and certain other intangible and long-lived assets, beginning in fiscal 2010.

If credit ratings on the Company's debt fall below pre-established levels, derivatives counterparties can require immediate full collateralization on instruments in net liability positions. Similarly, Emerson can demand full collateralization should any of the Company's counterparties' credit rating fall below certain thresholds. For derivatives in asset positions, no credit loss is anticipated as the counterparties to these agreements are companies with high credit ratings. The Company has master netting arrangements in place with its counterparties that allow the offsetting of derivative-related amounts receivable and payable when settlement occurs in the same period. Accordingly, counterparty balances are netted in the consolidated balance sheet, with the net values of commodity contracts currently reported in current assets and net values of foreign currency contracts reported in accrued expenses. See Note 7.

CASH EQUIVALENTS

Cash equivalents consist of highly liquid investments with original maturities of three months or less.

INVENTORIES

Inventories are stated at the lower of cost or market. The majority of inventory values are based on standard costs that approximate average costs, while the remainder are principally valued on a first-in, first-out basis. Standard costs are revised at the beginning of each fiscal year. The effects of resetting standards and operating variances incurred during each period are allocated between inventories and cost of sales.

PROPERTY, PLANT AND EQUIPMENT

The Company records investments in land, buildings, and machinery and equipment at cost. Depreciation is computed principally using the straight-line method over estimated service lives, which for principal assets are 30 to 40 years for buildings and 8 to 12 years for machinery and equipment. Long-lived tangible assets are reviewed for impairment whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable. Impairment losses are recognized based on fair value if expected future undiscounted cash flows of the related assets are less than their carrying values.

GOODWILL AND OTHER INTANGIBLE ASSETS

Assets and liabilities acquired in business combinations are accounted for using the purchase method and recorded at their respective fair values. Substantially all goodwill is assigned to the reporting unit that acquires a business. A reporting unit is an operating segment as defined in ASC 280, Segment Reporting or a business one level below an operating segment if discrete financial information for that business unit is prepared and regularly reviewed by the segment manager. The Company conducts impairment tests of goodwill on an annual basis and between annual tests if an event occurs or circumstances change that indicates the fair value of a reporting unit may be less than its carrying value. If a reporting unit's carrying amount exceeds its estimated fair value, goodwill impairment is recognized to the extent that recorded goodwill exceeds the implied fair value of that goodwill. Fair values of reporting units are Level 3 measures and are developed under an income approach that discounts estimated future cash flows using risk-adjusted interest rates.

All of the Company's identifiable intangible assets are subject to amortization. Identifiable intangibles consist of intellectual property such as patents and trademarks, customer relationships and capitalized software, and are amortized on a straight-line basis over the estimated useful life. These intangibles are also subject to evaluation for potential impairment if an event occurs or circumstances change that indicate the carrying amount may not be recoverable. See Note 6.

WARRANTY

Product warranties vary by product lines and are competitive for the markets in which the Company operates. Warranty generally extends for a period of one to two years from the date of sale or installation. Provisions for warranty are determined primarily based on historical warranty cost as a percentage of sales or a fixed amount per unit sold based on failure rates, adjusted for specific problems that may arise. Product warranty expense is less than 1 percent of sales.

REVENUE RECOGNITION

The Company recognizes nearly all of its revenues through the sale of manufactured products and records the sale when products are shipped or delivered, title passes to the customer and collection is reasonably assured. In certain instances, revenue is recognized on the percentage-of-completion method, when services are rendered, or in accordance with ASC 985-605, Software: Revenue Recognition. Product sales sometimes also include services such as installation. In these instances, revenue is assigned to each item based on that item's objectively determined fair value, with revenue recognized individually for delivered items only if the delivered items have value to the customer on a stand-alone basis and performance of the undelivered items is probable and substantially in the Company's control, or if the undelivered items are inconsequential or perfunctory. Management believes that all relevant criteria and conditions are considered when recognizing sales.

DERIVATIVES AND HEDGING

In the normal course of business, the Company is exposed to changes in interest rates, foreign currency exchange rates and commodity prices due to its worldwide presence and diverse business profile. As part of the Company's risk management strategy, derivative instruments are selectively used in an effort to minimize the impact of these exposures. Foreign exchange forwards and options are utilized to hedge foreign currency exposures impacting sales or cost of sales transactions, firm commitments and the fair value of assets and liabilities, while swap and option contracts are used to minimize the effect of commodity price fluctuations on the cost of sales. All derivatives are explicitly associated with specific underlying exposures and the Company does not hold derivatives for trading or speculative purposes. Emerson's foreign currency exposures primarily relate to transactions denominated in euros, Mexican pesos, Canadian dollars and Swedish kroner. Primary commodity exposures are price fluctuations on forecasted purchases of copper, aluminum and related products. The duration of hedge positions is generally two years or less and amounts currently hedged beyond 18 months are not significant.

All derivatives are accounted for under ASC 815, Derivatives and Hedging, and are recognized on the balance sheet at fair value. For derivatives hedging variability in future cash flows, the effective portion of any gain or loss is deferred in stockholders' equity and recognized in earnings only when the underlying hedged transaction occurs. The majority of the Company's derivatives that are designated as hedges and qualify for deferral accounting are cash flow hedges. For derivatives hedging the fair value of existing assets or liabilities, both the gain or loss on the derivative and the offsetting loss or gain on the hedged item are recognized in earnings each period. Currency fluctuations on non-U.S. dollar obligations that have been designated as hedges of non-U.S. dollar net asset exposures are reported in stockholders' equity. To the extent that any hedge is not fully effective at offsetting cash flow or fair value changes in the underlying hedged item, there could be a net earnings impact. The Company also uses derivatives to hedge economic exposures that do not receive deferral accounting under ASC 815. The underlying exposures for these hedges relate primarily to purchases of commodity-based components used in the Company's manufacturing processes, and the revaluation of certain foreign-currency-denominated assets and liabilities. Gains or losses from the ineffective portion of any hedge, as well as any gains or losses on derivative instruments not designated as hedges, are recognized in the income statement immediately.

The majority of hedging gains and losses deferred as of September 30, 2009 are generally expected to be recognized over the next 12 months as the underlying forecasted transactions occur. The amounts ultimately recognized may differ, favorably or unfavorably, from those disclosed because until the positions are settled they remain subject to ongoing market price fluctuations. Derivatives receiving deferral accounting are highly effective, no amounts were excluded from the assessment of hedge effectiveness, and hedge ineffectiveness was immaterial in 2009, 2008 and 2007, including gains or losses on derivatives that were discontinued because forecasted transactions were no longer expected to occur. Effective January 1, 2009, the Company adopted the expanded disclosure provisions of ASC 815.

INCOME TAXES

No provision has been made for U.S. income taxes on approximately $4.3 billion of undistributed earnings of non-U.S. subsidiaries as of September 30, 2009. These earnings are considered permanently invested or otherwise indefinitely retained for continuing international operations. Determination of the amount of taxes that might be paid on these undistributed earnings if eventually remitted is not practicable.

COMPREHENSIVE INCOME

Comprehensive income is primarily composed of net earnings plus changes in foreign currency translation, pension and postretirement adjustments and the effective portion of changes in the fair value of cash flow hedges. Accumulated other comprehensive income, net of tax, consists of foreign currency translation credits of $594 and $698, pension and postretirement charges of $1,096 and $528 and cash flow hedges and other credits of $6 and charges of $29, respectively, at September 30, 2009 and 2008.

RETIREMENT PLANS

Effective September 30, 2009, the Company adopted the measurement provision of FAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" (now part of ASC 715, Compensation – Retirement Benefits). This provision requires employers to measure defined benefit plan assets and obligations as of the Company's fiscal year end. The majority of the Company's pension and postretirement plans previously used a June 30 measurement date. To transition to the fiscal year-end measurement date pursuant to ASC 715, the Company measured its defined benefit plan assets and obligations as of September 30, 2009 and recorded a $14 after-tax adjustment to ending retained earnings. Previously, as of September 30, 2007, the Company adopted the recognition and disclosure provisions of ASC 715, which required employers to recognize the full funded status of defined benefit pension and other postretirement plans in the balance sheet and to recognize changes in the funded status in comprehensive income in the year they occur. The incremental effect of adopting the recognition and disclosure provisions was a reduction in other assets of $425, an increase in other liabilities of $97 and an after-tax charge to stockholders' equity of $329.

(2) Weighted Average Common Shares

Basic earnings per common share consider only the weighted average of common shares outstanding while diluted earnings per common share consider the dilutive effects of stock options and incentive shares. Options to purchase approximately 7.6 million, 3.6 million and 1.1 million shares of common stock were excluded from the computation of diluted earnings per share in 2009, 2008 and 2007, respectively, because their effect would have been antidilutive. Reconciliations of weighted average shares for basic and diluted earnings per common share follow:

(SHARES IN MILLIONS)	2007	2008	**2009**
Basic shares outstanding	793.8	780.3	**753.7**
Dilutive shares	10.1	9.1	**5.0**
Diluted shares outstanding	803.9	789.4	**758.7**

(3) Acquisitions and Divestitures

The Company acquired Roxar ASA during the third quarter of 2009, Trident Powercraft Private Limited during the second quarter of 2009 and System Plast S.p.A. during the first quarter of 2009. Roxar is a leading global supplier of measurement solutions and software for reservoir production optimization, enhanced oil and gas recovery and flow assurance and is included in the Process Management segment. Trident Power is a manufacturer and supplier of power generating alternators and other products and is included in the Industrial Automation segment. System Plast is a manufacturer of engineered modular belts and custom conveyer components for the food processing and packaging industries and is included in the Industrial Automation segment. In addition to Roxar, Trident Power and System Plast, the Company acquired other smaller businesses during 2009, mainly in the Climate Technologies, Appliance and Tools and Process Management segments. Total cash paid for all businesses was approximately $776 (net of cash acquired of approximately $31 and debt assumed of approximately $230) and their annualized sales were approximately $530. Goodwill of $541 ($34 of which is expected to be deductible for tax purposes) and identifiable intangible assets (primarily customer relationships and patents and technology) of $365, which have a weighted-average life of 12 years, were recognized from these transactions in 2009. Because valuations of acquired assets and liabilities are in-process, purchase price allocations for fiscal year 2009 acquisitions are subject to refinement.

During the first quarter of fiscal 2010, the Company entered into a definitive agreement and commenced a tender offer to acquire Avocent Corporation for approximately $1.2 billion in cash. Avocent is a leader in delivering information technology operations management solutions that reduce operating costs, simplify management and increase availability of critical information technology environments via integrated, centralized software. Avocent products complement the Network Power segment's power systems, energy management and precision cooling solutions. The transaction is expected to be completed in December 2009 and is subject to acceptance of the tender offer by a majority of Avocent shareholders, customary closing conditions and regulatory approvals.

The Company acquired Motorola Inc.'s Embedded Computing business during the first quarter of 2008. Embedded Computing provides communication platforms and enabling software used by manufacturers of equipment for telecommunications, medical imaging, defense and aerospace, and industrial automation markets and is included in the Network Power segment. In addition to Embedded Computing, the Company acquired several smaller businesses during 2008, mainly in the Process Management and Network Power segments. Total cash paid for these businesses was approximately $561 (net of cash acquired of approximately $2) and their annualized sales were approximately $665. Goodwill of $273 ($214 of which is expected to be deductible for tax purposes) and identifiable intangible assets (primarily technology and customer relationships) of $191, which have a weighted-average life of eight years, were recognized from these transactions.

In the first quarter of 2008, the Company divested the Brooks Instrument flow meters and flow controls unit, which had sales for the first quarter of 2008 of $21 and net earnings of $1. Proceeds from the sale of Brooks were $100, resulting in a pretax gain of $63 ($42 after-tax). The net gain on divestiture and Brooks' results of operations for fiscal 2008 are classified as discontinued operations; prior year results of operations were inconsequential. This business was previously included in the Process Management segment. Also in fiscal 2008, the Company received approximately $101 from the divestiture of the European appliance motor and pump business, resulting in a loss of $92, which included goodwill impairment of $83 and an additional loss of $9. The European appliance motor and pump business had total annual sales of $453 and $441 and net earnings, excluding the divestiture loss, of $7 and $7 in 2008 and 2007, respectively. The divestiture loss and results of operations are classified as discontinued operations. This business was previously included in the Appliance and Tools segment.

In fiscal 2007, the Company acquired Damcos Holding AS during the second quarter and Stratos International, Inc. during the fourth quarter. Damcos supplies valve remote control systems and tank monitoring equipment to the marine and shipbuilding industries and is included in the Process Management segment. Stratos is a designer and manufacturer of radio-frequency and microwave interconnect products and is included in the Network Power segment. In addition to Damcos and Stratos, the Company acquired several smaller businesses during 2007, mainly in the Process Management and Appliance and Tools segments. Total cash paid for these businesses was approximately $295 (net of cash acquired of approximately $40 and debt assumed of approximately $56) and their annualized sales were $240. Goodwill of $189 (none of which is expected to be deductible for tax purposes) and identifiable intangible assets (primarily technology and customer relationships) of $106, which have a weighted-average life of nine years, were recognized from these transactions.

The results of operations of the businesses discussed above have been included in the Company's consolidated results of operations since the respective dates of acquisition or until the respective dates of divestiture.

(4) Other Deductions, Net

Other deductions, net are summarized as follows:

	2007	2008	**2009**
Rationalization of operations	$ 75	92	**295**
Amortization of intangibles (intellectual property and customer relationships)	63	81	**108**
Other	111	194	**166**
Gains, net	(74)	(64)	**(39)**
Total	$175	303	**530**

Other is composed of several items that are individually immaterial, including minority interest expense, foreign currency gains and losses, bad debt expense, equity investment income and losses, as well as one-time items such as litigation and disputed matters, insurance recoveries and interest refunds. Other decreased in 2009 primarily because of a $31 impairment charge in 2008 and $27 of lower minority interest expense, partially offset by $30 of incremental losses on foreign currency exchange transactions.

Other increased from 2007 to 2008 primarily because of an incremental $12 loss on foreign currency exchange transactions, an approximate $12 charge to write off in-process research and development in connection with the Embedded Computing acquisition and a $31 goodwill impairment charge related to the North American appliance control business due to a slow economic environment for consumer appliance and residential end-markets and a major customer's strategy to diversify suppliers and internalize the production of electronic controls. Subsequent to the impairment, these operations were restructured and integrated with the North American appliance motors business.

Gains, net for 2009 includes the sale of an asset in which the Company received $41 and recognized a gain of $25 ($17 after-tax). In fiscal 2008, the Company received $54 and recognized a gain of $39 ($20 after-tax) on the sale of an equity investment in Industrial Motion Control Holdings, a manufacturer of motion control components for automation equipment, and also recorded a pretax gain of $18 related to the sale of a facility. Gains, net for 2007 includes a pretax gain of approximately $32 related to the sale of the Company's remaining 4.5 million shares of MKS Instruments and a pretax gain of approximately $24 for payments received under the U.S. Continued Dumping and Subsidy Offset Act.

(5) Rationalization of Operations

Rationalization of operations expense reflects costs associated with the Company's efforts to continuously improve operational efficiency and expand globally, in order to remain competitive on a worldwide basis. Given the difficult economic environment, the Company incurred costs of $295 in 2009 for actions to rationalize its businesses to the level appropriate for current economic conditions and to improve its cost structure in preparation for the ultimate recovery. Rationalization expenses result from numerous individual actions implemented across the Company's various operating divisions on an ongoing basis and include costs for moving facilities to best-cost locations, starting up plants after relocation or geographic expansion to serve local markets, exiting certain product lines, curtailing/downsizing operations because of changing economic conditions and other costs resulting from asset redeployment decisions. The change in the liability for the rationalization of operations during the years ended September 30 follows. Shutdown costs include severance, benefits, stay bonuses, lease and contract terminations and asset write-downs. In addition to the costs of moving fixed assets, start-up and moving costs include employee training and relocation. Vacant facility costs include security, maintenance, utility and other costs.

	2008	EXPENSE	PAID / UTILIZED	**2009**
Severance and benefits	$33	234	155	**112**
Lease/contract terminations	5	9	7	**7**
Fixed asset write-downs	–	14	14	**–**
Vacant facility and other shutdown costs	1	13	12	**2**
Start-up and moving costs	1	25	25	**1**
	$40	295	213	**122**

	2007	EXPENSE	PAID / UTILIZED	2008
Severance and benefits	$28	49	44	33
Lease/contract terminations	8	3	6	5
Fixed asset write-downs	–	4	4	–
Vacant facility and other shutdown costs	1	8	8	1
Start-up and moving costs	–	34	33	1
	$37	98	95	40

Expense includes $6 and $8 in 2008 and 2007, respectively, related to the European appliance motor and pump business classified as discontinued operations.

Rationalization of operations by segment is summarized as follows:

	2007	2008	**2009**
Process Management	$15	12	**55**
Industrial Automation	14	19	**47**
Network Power	23	28	**118**
Climate Technologies	9	22	**48**
Appliance and Tools	14	11	**27**
Total	$75	92	**295**

Given ongoing economic conditions, the Company currently expects rationalization expense for 2010 in the range of $125 to $175, including the costs to complete actions initiated before the end of 2009 and actions anticipated to be approved and initiated during 2010.

Costs incurred during 2009 included action to exit approximately 25 production, distribution or office facilities and eliminate approximately 20,000 positions, of which approximately one-half were from restructuring actions and the remainder through layoffs and attrition, as well as costs related to facilities exited in previous periods. All the Company's business segments incurred shutdown costs due to workforce reductions and/or the consolidation of facilities. Start-up and moving costs were primarily attributable to Network Power and Industrial Automation, and Network Power accounted for most of the asset write-downs. Vacant facilities and other costs were immaterial for any segment. Actions during 2009 included Process Management reducing worldwide headcount; Industrial Automation consolidating production facilities and reducing North American headcount; Network Power primarily incurring integration costs for the Embedded Computing acquisition, but also consolidating power systems production areas in North America and Europe and shifting some production and engineering capabilities from Europe to Asia; Climate Technologies consolidating or downsizing production facilities in North America, Europe and Asia; and Appliance and Tools reducing salaried workforce and consolidating or downsizing production facilities in North America.

During 2008, rationalization of operations expense primarily related to exiting approximately 10 production, distribution or office facilities, and included the elimination of approximately 2,300 positions as well as ongoing costs related to facilities exited in previous periods. Noteworthy actions in 2008 included Process Management expanding capacity in China and consolidating European production facilities; Industrial Automation consolidating power transmission and valve facilities in North America; Network Power consolidating production in North America and transferring other production in Asia; Climate Technologies shifting certain production to Mexico and consolidating production facilities in Europe; and Appliance and Tools shifting production from Canada to the U.S. and closing motor production facilities in Europe.

Costs for 2007 related primarily to exiting approximately 25 production, distribution or office facilities, and included the elimination of approximately 2,200 positions plus costs related to facilities exited in previous periods. Process Management expanded capacity in China and moved certain operations from Western Europe to Eastern Europe and Asia; Industrial Automation consolidated certain power transmission facilities in Asia and North America; Network Power closed certain power conversion facilities and also shifted power systems production from the U.S. and Europe to Mexico; Climate Technologies expanded capacity in Mexico and Eastern Europe and consolidated production facilities in the U.S.; and Appliance and Tools consolidated certain North American production and closed production facilities in Europe.

(6) Goodwill and Other Intangibles

Acquisitions are accounted for under the purchase method, with substantially all goodwill assigned to the reporting unit that acquires the business. Under the annual impairment test, if a reporting unit's carrying amount exceeds its estimated fair value, a goodwill impairment is recognized to the extent that the reporting unit's carrying amount of goodwill exceeds the implied fair value of the goodwill. Fair values of reporting units are estimated using discounted cash flows and market multiples. The change in goodwill by business segment follows. See Notes 3 and 4 for further discussion of changes in goodwill related to acquisitions, divestitures and impairment.

	PROCESS MANAGEMENT	INDUSTRIAL AUTOMATION	NETWORK POWER	CLIMATE TECHNOLOGIES	APPLIANCE AND TOOLS	TOTAL
Balance, September 30, 2007	$1,985	1,070	2,259	420	678	6,412
Acquisitions	87	24	162			273
Divestitures					(83)	(83)
Impairment					(31)	(31)
Foreign currency translation and other	(29)	13	11	(8)	4	(9)
Balance, September 30, 2008	2,043	1,107	2,432	412	568	6,562
Acquisitions	242	204		60	35	541
Divestitures			(2)			(2)
Impairment						
Foreign currency translation and other	(6)	(7)	(13)	1	2	(23)
Balance, September 30, 2009	**$2,279**	**1,304**	**2,417**	**473**	**605**	**7,078**

The gross carrying amount and accumulated amortization of identifiable intangible assets by major class follow:

	GROSS CARRYING AMOUNT		ACCUMULATED AMORTIZATION		NET CARRYING AMOUNT	
	2008	**2009**	2008	**2009**	2008	**2009**
Intellectual property and customer relationships	$ 985	**1,392**	358	**462**	627	**930**
Capitalized software	805	**883**	613	**669**	192	**214**
	$1,790	**2,275**	971	**1,131**	819	**1,144**

Total intangible asset amortization expense for 2009, 2008 and 2007 was $184, $150 and $131, respectively. Based on intangible asset balances as of September 30, 2009, amortization expense is expected to approximate $196 in 2010, $182 in 2011, $150 in 2012, $108 in 2013 and $85 in 2014.

(7) Financial Instruments

HEDGING ACTIVITIES

The notional value of foreign currency hedge positions totaled approximately $2.3 billion as of September 30, 2009. Commodity hedges outstanding at year end included a total of approximately 52 million pounds of copper and aluminum. Shown below for the fiscal year ended September 30, 2009 are amounts reclassified from accumulated other comprehensive income into earnings, amounts recognized in other comprehensive income and amounts recognized in earnings for derivatives not receiving deferral accounting. Hedging gains or losses are largely offset by losses or gains on the related underlying exposures.

	GAIN (LOSS) RECLASSIFIED INTO EARNINGS	LOCATION	GAIN (LOSS) RECOGNIZED IN OTHER COMPREHENSIVE INCOME
Derivatives Receiving Deferral Accounting			
Cash Flow Hedges			
Foreign currency	$ (24)	Sales	$(18)
Foreign currency	(32)	Cost of sales	(40)
Commodity	(96)	Cost of sales	(40)
	$(152)		$(98)

	GAIN (LOSS) RECOGNIZED IN EARNINGS	LOCATION
Derivatives Not Receiving Deferral Accounting		
Foreign currency	$ (67)	Other income (deductions)
Commodity	(11)	Cost of sales
	$ (78)	

FAIR VALUE MEASUREMENTS

Fair values of derivative contracts outstanding as of September 30, 2009 follow:

	ASSETS	LIABILITIES
Derivatives Receiving Deferral Accounting		
Foreign currency	$15	(33)
Commodity	$30	(4)
Derivatives Not Receiving Deferral Accounting		
Foreign currency	$ 6	(7)
Commodity	$ 2	(2)

The Company held $4 of collateral posted by counterparties in the normal course of business as of September 30, 2009. The maximum incremental collateral the Company could have been required to post as of September 30, 2009 was $27. As of September 30, 2009 and 2008, the fair value of long-term debt was $4,915 and $3,752, respectively, which was in excess of (less than) the carrying value by $351 and $(12).

(8) Short-Term Borrowings and Lines of Credit

Short-term borrowings and current maturities of long-term debt are summarized as follows:

	2008	2009
Current maturities of long-term debt	$ 467	566
Commercial paper	665	–
Payable to banks	17	11
Other	72	–
Total	$1,221	577
Weighted-average short-term borrowing interest rate at year end	2.6%	1.1%

In 2000, the Company issued 13 billion Japanese yen of commercial paper and simultaneously entered into a 10-year interest rate swap, which fixed the rate at 2.2 percent. This swap was terminated in December 2008.

To support short-term borrowings, the Company maintains, but has not drawn on, a $2.8 billion, five-year, revolving credit facility that expires in April 2011. The credit facility has no financial covenants and is not subject to termination based on a change in credit ratings or a material adverse change. There were no borrowings against U.S. lines of credit in the last three years. The Company expects to renew the backup credit facility in 2010.

(9) Long-Term Debt

Long-term debt is summarized as follows:

	2008	2009
5% notes due October 2008	$ 175	–
5.85% notes due March 2009	250	–
7.125% notes due August 2010	500	500
5.75% notes due November 2011	250	250
4.625% notes due October 2012	250	250
4.50% notes due May 2013	250	250
5.625% notes due November 2013	250	250
5% notes due December 2014	250	250
4.125% notes due April 2015	–	250
4.75% notes due October 2015	250	250
5.125% notes due December 2016	250	250
5.375% notes due October 2017	250	250
5.250% notes due October 2018	400	400
5.00% notes due April 2019	–	250
4.875% notes due October 2019	–	500
6% notes due August 2032	250	250
6.125% notes due April 2039	–	250
Other	189	164
	3,764	4,564
Less current maturities	467	566
Total	$3,297	3,998

Long-term debt maturing during each of the four years after 2010 is $66, $277, $500 and $250, respectively. Total interest paid related to short-term borrowings and long-term debt was approximately $230, $235 and $242 in 2009, 2008 and 2007, respectively.

The Company has a universal shelf registration statement on file with the SEC under which it could issue debt securities, preferred stock, common stock, warrants, share purchase contracts and share purchase units without a predetermined limit. Securities can be sold in one or more separate offerings with the size, price and terms to be determined at the time of sale.

(10) Retirement Plans

Retirement plan expense includes the following components:

	U.S. PLANS			NON-U.S. PLANS		
	2007	2008	**2009**	2007	2008	**2009**
Defined benefit plans:						
Service cost (benefits earned during the period)	$ 43	48	**46**	21	23	**22**
Interest cost	159	167	**174**	38	45	**45**
Expected return on plan assets	(211)	(230)	**(243)**	(38)	(45)	**(37)**
Net amortization	87	86	**70**	11	11	**17**
Net periodic pension expense	78	71	**47**	32	34	**47**
Defined contribution and multiemployer plans	94	104	**80**	27	34	**37**
Total retirement plan expense	$ 172	175	**127**	59	68	**84**

Reconciliations of the actuarial present value of the projected benefit obligations and of the fair value of plan assets for defined benefit pension plans follow:

	U.S. PLANS		NON-U.S. PLANS	
	2008	**2009**	2008	**2009**
Projected benefit obligation, beginning	$2,678	**2,699**	837	**843**
Service cost	48	**46**	23	**22**
Interest cost	167	**174**	45	**45**
Actuarial loss (gain)	(64)	**408**	21	**15**
Benefits paid	(136)	**(154)**	(35)	**(37)**
Acquisitions/divestitures, net	–	**–**	21	**3**
Effect of FAS 158 measurement date adjustment	–	**21**	–	**8**
Foreign currency translation and other	6	**8**	(69)	**(35)**
Projected benefit obligation, ending	$2,699	**3,202**	843	**864**
Fair value of plan assets, beginning	$3,204	**3,030**	690	**619**
Actual return on plan assets	(102)	**(311)**	(42)	**3**
Employer contributions	63	**228**	73	**75**
Benefits paid	(136)	**(154)**	(35)	**(37)**
Acquisitions/divestitures, net	–	**–**	4	**–**
Effect of FAS 158 measurement date adjustment	–	**28**	–	**6**
Foreign currency translation and other	1	**1**	(71)	**(32)**
Fair value of plan assets, ending	$3,030	**2,822**	619	**634**
Plan assets in excess of (less than) benefit obligation as of June 30, 2008 and September 30, 2009	$ 331	**(380)**	(224)	**(230)**
Adjustment for fourth quarter contributions	–	**–**	4	**–**
Net amount recognized in the balance sheet	$ 331	**(380)**	(220)	**(230)**
Amounts recognized in the balance sheet as of September 30:				
Noncurrent asset	$ 431	**–**	5	**3**
Noncurrent liability	$ (100)	**(380)**	(225)	**(233)**
Accumulated other comprehensive loss	$ (551)	**(1,432)**	(253)	**(260)**

Approximately $138 of the $1,692 of losses deferred in accumulated other comprehensive income at September 30, 2009, will be amortized into earnings in 2010. Retirement plans in total were underfunded by $610 as of September 30, 2009.

As of the plans' September 30, 2009 and June 30, 2008 measurement dates, the total accumulated benefit obligation was $3,811 and $3,308, respectively. Also, as of the plans' respective measurement dates, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the retirement plans with accumulated benefit obligations in excess of plan assets were $3,575, $3,383 and $2,974, respectively, for September 30, 2009, and $1,127, $1,025 and $796, respectively, for June 30, 2008.

The weighted-average assumptions used in the valuations of pension benefits were as follows:

	U.S. PLANS			NON-U.S. PLANS		
	2007	2008	**2009**	2007	2008	**2009**
Assumptions used to determine net pension expense:						
Discount rate	6.50%	6.25%	**6.50%**	4.9%	5.3%	**5.9%**
Expected return on plan assets	8.00%	8.00%	**8.00%**	7.2%	7.3%	**6.0%**
Rate of compensation increase	3.25%	3.25%	**3.25%**	3.1%	3.5%	**3.5%**
Assumptions used to determine benefit obligations:						
Discount rate	6.25%	6.50%	**5.50%**	5.3%	5.9%	**5.3%**
Rate of compensation increase	3.25%	3.25%	**3.00%**	3.5%	3.5%	**3.9%**

The discount rate for the U.S. retirement plans was 5.50 percent as of September 30, 2009. Defined benefit pension plan expense for fiscal 2010 is expected to be approximately $130, versus $94 in 2009.

The primary objective for the investment of plan assets is to secure participant retirement benefits, while earning a reasonable rate of return. Plan assets are invested consistent with the provisions of the prudence and diversification rules of ERISA and with a long-term investment horizon. The expected return on plan assets assumption is determined by reviewing the investment returns of the plans for the past 10 years and the historical return (since 1926) of an asset mix approximating Emerson's asset allocation targets and evaluating these returns in relation to expectations of various investment organizations to determine whether long-term future returns are expected to differ significantly from the past. The Company's asset allocations at September 30, 2009 and June 30, 2008, and weighted-average target allocations are as follows:

	U.S. PLANS			NON-U.S. PLANS		
	2008	**2009**	TARGET	2008	**2009**	TARGET
Asset category						
Equity securities	65%	**64%**	60-70%	54%	**53%**	50-60%
Debt securities	29%	**32%**	25-35%	35%	**31%**	25-35%
Other	6%	**4%**	3-7%	11%	**16%**	15-20%
	100%	**100%**	100%	100%	**100%**	100%

The Company estimates that future benefit payments for the U.S. plans will be as follows: $147 in 2010, $155 in 2011, $163 in 2012, $171 in 2013, $180 in 2014 and $1,041 in total over the five years 2015 through 2019. Using foreign currency exchange rates as of September 30, 2009, the Company estimates that future benefit payments for the non-U.S. plans will be as follows: $41 in 2010, $36 in 2011, $35 in 2012, $40 in 2013, $41 in 2014 and $246 in total over the five years 2015 through 2019. In 2010, the Company expects to contribute approximately $250 to its retirement plans.

(11) Postretirement Plans

The Company sponsors unfunded postretirement benefit plans (primarily health care) for U.S. retirees and their dependents. The components of net postretirement plan expense for the years ended September 30 follow:

	2007	2008	2009
Service cost	$ 6	5	**4**
Interest cost	29	29	**30**
Net amortization	26	27	**15**
Net postretirement expense	$61	61	**49**

Reconciliations of the actuarial present value of accumulated postretirement benefit obligations follow:

	2008	2009
Benefit obligation, beginning	$501	**465**
Service cost	5	**4**
Interest cost	29	**30**
Actuarial loss (gain)	(24)	**24**
Benefits paid	(39)	**(34)**
Acquisitions/divestitures and other	(7)	**10**
Benefit obligation, ending, recognized in balance sheet	$465	**499**

Approximately $1 of the $13 of losses deferred in accumulated other comprehensive income at September 30, 2009 will be amortized into earnings in 2010. The assumed discount rates used in measuring the obligations as of September 30, 2009, 2008 and 2007, were 5.00 percent, 6.50 percent and 6.00 percent, respectively. The assumed health care cost trend rate for 2010 is 8.5 percent, declining to 5.0 percent in the year 2017. The assumed health care cost trend rate for 2009 was 9.0 percent, declining to 5.0 percent in the year 2017. A one-percentage-point increase or decrease in the assumed health care cost trend rate for each year would increase or decrease the obligation as of September 30, 2009 and the 2009 postretirement plan expense by less than 5 percent. The Company estimates that future health care benefit payments will be as follows: $43 in 2010, $47 in 2011, $48 in 2012, $47 in 2013, $46 in 2014 and $208 in total over the five years 2015 through 2019.

(12) Contingent Liabilities and Commitments

Emerson is a party to a number of pending legal proceedings and claims, including those involving general and product liability and other matters, several of which claim substantial amounts of damages. The Company accrues for such liabilities when it is probable that future costs (including legal fees and expenses) will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date; management's estimates of the outcomes of these matters; the Company's experience in contesting, litigating and settling similar matters and any related insurance coverage.

Although it is not possible to predict the ultimate outcome of the matters discussed above, the Company historically has been successful in defending itself against claims and suits that have been brought against it, and will continue to defend itself vigorously in all such matters. While the Company believes a material adverse impact is unlikely, given the inherent uncertainty of litigation, a remote possibility exists that a future development could have a material adverse impact on the Company.

The Company enters into certain indemnification agreements in the ordinary course of business in which the indemnified party is held harmless and is reimbursed for losses incurred from claims by third parties, usually up to a prespecified limit. In connection with divestitures of certain assets or businesses, the Company often provides indemnities to the buyer with respect to certain matters including, as examples, environmental liabilities and unidentified tax liabilities related to periods prior to the disposition. Because of the uncertain nature of the indemnities, the maximum liability cannot be quantified. As such, liabilities are recorded when they are both probable and reasonably estimable. Historically, payments under indemnity arrangements have been inconsequential.

At September 30, 2009, there were no known contingent liabilities (including guarantees, pending litigation, taxes and other claims) that management believes will be material in relation to the Company's financial statements, nor were there any material commitments outside the normal course of business.

(13) Income Taxes

Pretax earnings from continuing operations consist of the following:

	2007	2008	2009
United States	$1,550	1,691	**1,134**
Non-U.S.	1,543	1,900	**1,283**
Total pretax earnings from continuing operations	$3,093	3,591	**2,417**

The principal components of income tax expense follow:

	2007	2008	2009
Current:			
Federal	$606	539	**231**
State and local	58	50	**25**
Non-U.S.	364	496	**315**
Deferred:			
Federal	(4)	65	**150**
State and local	(14)	(5)	**9**
Non-U.S.	(46)	(8)	**(37)**
Income tax expense	$964	1,137	**693**

Reconciliations of the U.S. federal statutory tax rate to the Company's effective tax rate follow:

	2007	2008	2009
Federal rate	35.0%	35.0%	**35.0%**
State and local taxes, net of federal tax benefit	0.9	0.8	**0.9**
Non-U.S. rate differential	(4.1)	(4.2)	**(5.1)**
Non-U.S. tax holidays	(1.3)	(0.9)	**(2.0)**
U.S. manufacturing deduction	(0.4)	(0.8)	**(0.9)**
Export benefit	(0.2)	–	**–**
Other	1.3	1.8	**0.8**
Effective income tax rate	31.2%	31.7%	**28.7%**

Non-U.S. tax holidays reduce tax rates in certain foreign jurisdictions and are expected to expire over the next six years.

The principal items that gave rise to deferred income tax assets and liabilities follow:

	2008	2009
Deferred tax assets:		
Net operating losses and tax credits	$ 249	279
Accrued liabilities	189	186
Postretirement and postemployment benefits	170	181
Employee compensation and benefits	146	160
Pensions	–	118
Capital loss carryforwards	18	19
Other	152	131
Total	924	1,074
Valuation allowances	(146)	(103)
Deferred tax liabilities:		
Intangibles	(437)	(587)
Property, plant and equipment	(221)	(233)
Leveraged leases	(79)	(59)
Pensions	(94)	–
Other	(53)	(75)
Total	(884)	(954)
Net deferred income tax asset (liability)	$(106)	17

At September 30, 2009 and 2008, respectively, net current deferred tax assets were $290 and $328, and net noncurrent deferred tax liabilities were $273 and $434. Total income taxes paid were approximately $780, $1,110 and $960 in 2009, 2008 and 2007, respectively. The capital loss carryforwards of $19 expire in 2012. The majority of the $279 net operating losses and tax credits can be carried forward indefinitely, while the remainders expire over varying periods. Valuation allowances decreased $43 due primarily to recognition of a net operating loss carryforward resulting from the restructuring of a foreign subsidiary.

Effective October 1, 2007, the Company adopted the recognition and disclosure provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (now part of ASC 740, Income Taxes), which addresses the accounting for uncertain tax positions a company has taken or expects to take when filing a tax return. As a result of adoption, the Company recorded a charge of $6 to beginning retained earnings. Following are reconciliations of the beginning and ending balances of unrecognized tax benefits before recoverability of cross-jurisdictional tax credits (federal, state and non-U.S.) and temporary differences. The amount of unrecognized tax benefits is not expected to significantly increase or decrease within the next 12 months.

	2008	2009
Beginning balance, at October 1	$149	168
Additions for current year tax positions	33	17
Additions for prior years tax positions	27	14
Reductions for prior years tax positions	(26)	(24)
Reductions for settlements with tax authorities	(9)	(10)
Reductions for expirations of statute of limitations	(6)	(6)
Ending balance, at September 30	$168	159

If none of the unrecognized tax benefits shown is ultimately paid, the tax provision and the calculation of the effective tax rate would be favorably impacted by $110. The Company accrues interest and penalties related to income taxes in income tax expense. Total interest and penalties recognized were $6 and $7 in 2009 and 2008, respectively. As of September 30, 2009 and 2008, total accrued interest and penalties were $33 and $27, respectively.

The United States is the major jurisdiction for which the Company files income tax returns. Examinations by the U.S. Internal Revenue Service are substantially complete through fiscal 2007. The status of state and non-U.S. tax examinations varies by the numerous legal entities and jurisdictions in which the Company operates.

(14) Stock-Based Compensation

The Company's stock-based compensation plans include stock options, performance shares and restricted stock.

STOCK OPTIONS

The Company's stock option plans permit key officers and employees to purchase common stock at specified prices. Options are granted at 100 percent of the average of the high and low prices of the Company's common stock on the date of grant, generally vest one-third each year and expire 10 years from the date of grant. Compensation expense is recognized ratably over the vesting period based on the number of options expected to vest. At September 30, 2009, approximately 7.9 million options remained available for grant under these plans.

Changes in shares subject to option during the year ended September 30, 2009, follow:

(SHARES IN THOUSANDS)	AVERAGE EXERCISE PRICE PER SHARE	SHARES	TOTAL INTRINSIC VALUE OF AWARDS	AVERAGE REMAINING LIFE (YEARS)
Beginning of year	$36.31	14,351		
Options granted	$31.51	3,636		
Options exercised	$26.32	(1,516)		
Options canceled	$41.98	(226)		
End of year	$36.09	16,245	$117	6.1
Exercisable at year end	$33.13	9,845	$ 86	4.3

The weighted-average grant date fair value per share of options granted was $4.45, $10.59 and $9.31 for 2009, 2008 and 2007, respectively. The total intrinsic value of options exercised was $10, $75 and $53 in 2009, 2008 and 2007, respectively. Cash received for option exercises under share option plans was $33, $73 and $60, and the actual tax benefit realized from tax deductions related to option exercises was $7, $19 and $14 for 2009, 2008 and 2007, respectively.

The grant date fair value of each award is estimated using the Black-Scholes option-pricing model. Weighted-average assumptions used in the Black-Scholes valuations for 2009, 2008 and 2007 are as follows: risk-free interest rate based on the U.S. Treasury yield of 2.4 percent, 4.1 percent and 4.6 percent; dividend yield of 4.2 percent, 2.0 percent and 2.4 percent; and expected volatility based on historical volatility of 22 percent, 17 percent and 20 percent. The expected life of an option is seven years based on historical experience and expected future exercise patterns.

PERFORMANCE SHARES AND RESTRICTED STOCK

The Company's incentive shares plans include performance share awards which distribute common stock to key management personnel subject to certain conditions and restrictions. Distributions are made primarily in shares of common stock and partially in cash. Compensation expense is recognized over the service period based on the number of awards expected to be ultimately earned. Performance share awards are accounted for as liabilities in accordance with FAS No. 123 (R), "Share-Based Payment" (now part of ASC 718, Compensation – Stock Compensation), with compensation expense adjusted at the end of each period to reflect the change in the fair value of the awards.

In 2008, as a result of the Company achieving its performance objective at the end of 2007 and participants meeting service requirements, 4,647,888 rights to receive common shares vested and were distributed as follows: 2,693,922 issued in shares, 1,562,045 withheld for income taxes, 313,222 paid in cash and 78,699 deferred by participants for future distribution. As of September 30, 2009 and 2008, 5,055,800 and 5,008,800 rights to receive common shares (awarded primarily in 2007) were outstanding, respectively, contingent on the Company achieving its performance objective through 2010 and continued service by participants.

Incentive shares plans also include restricted stock awards, which involve distribution of common stock to key management personnel subject to cliff vesting at the end of service periods ranging from three to 10 years. The fair value of these awards is determined based on the average of the high and low price of the Company's common stock on the date of grant, with compensation expense recognized ratably over the applicable service period. In 2009, 74,000 shares of restricted stock vested as a result of participants fulfilling the applicable service requirements and were distributed as follows: 58,576 issued in shares and 15,424 withheld for income taxes. As of September 30, 2009, there were 1,913,000 shares of restricted stock awards outstanding.

Changes in awards outstanding but not yet earned under the incentive shares plans during the year ended September 30, 2009 follow:

(SHARES IN THOUSANDS)	SHARES	AVERAGE GRANT DATE FAIR VALUE PER SHARE
Beginning of year	6,633	$40.79
Granted	465	$36.90
Earned/vested	(74)	$34.46
Canceled	(55)	$41.10
End of year	6,969	$40.59

The total fair value of shares earned/vested was $3, $253 and $5, respectively, under the incentive shares plans, of which $1, $104 and $2 was paid in cash, primarily for tax withholding, in 2009, 2008 and 2007, respectively. As of September 30, 2009, approximately 15.5 million shares remained available for award under the incentive shares plans.

Combined compensation expense for the stock option and incentive shares plans was $54, $82 and $185, for 2009, 2008 and 2007, respectively. Expense in 2007 includes the full overlap of two performance share programs during the year (2004 awards for performance through 2007 and 2007 awards for performance through 2010). The decrease in expense in 2008 reflects a partial overlap of performance share programs, as a portion of the 2004 awards remained outstanding during the year, and a decline in the Company's stock price. The decrease from 2008 to 2009 reflects no performance share program overlap in 2009 and expense accrual at a lower overall performance percentage. Total income tax benefits recognized in the income statement for these compensation arrangements during 2009, 2008 and 2007 were $13, $21 and $55, respectively. As of September 30, 2009, there was $101 of total unrecognized compensation cost related to nonvested awards granted under these plans, which is expected to be recognized over a weighted-average period of 1.8 years.

In addition to the stock option and incentive shares plans, the Company issued 41,400 shares of restricted stock in 2009 under the restricted stock plan for non-management directors and 368,854 million shares remained available for issuance as of September 30, 2009.

(15) Common Stock

At September 30, 2009, approximately 45 million shares of common stock were reserved for issuance under the Company's stock-based compensation plans. During 2009, 21.0 million common shares were repurchased and 1.7 million treasury shares were issued.

(16) Business Segment Information

The Company designs and supplies product technology and delivers engineering services in a wide range of industrial, commercial and consumer markets around the world. The segments of the Company are organized primarily by the nature of the products and services provided. The Process Management segment includes systems and software, measurement and analytical instrumentation, valves, actuators and regulators, and services and solutions that provide precision control, monitoring and asset optimization for plants that produce power or that process fluids, such as petroleum, chemicals, food and beverages, pulp and paper, and pharmaceuticals. The Industrial Automation segment includes industrial motors and drives, power transmission and materials handling equipment, alternators, materials joining and precision cleaning, fluid power and control, and electrical distribution equipment, which are used in a wide variety of manufacturing operations to provide integrated manufacturing solutions to our customers. The Network Power segment designs, manufactures, installs and maintains power systems, including power conditioning and uninterruptible power supplies, embedded power supplies, precision cooling systems, electrical switching equipment, and site monitoring systems for telecommunications networks, data centers and other critical applications. The Climate Technologies segment consists of compressors, temperature sensors and controls, thermostats, flow controls, and remote monitoring services provided to all areas of the climate control industry. The Appliance and Tools segment includes general and special purpose motors and controls, appliances and appliance components, plumbing tools, and storage products used in a wide variety of commercial and residential applications. The principal distribution method for each segment is a direct sales force, although the Company also uses independent sales representatives and distributors.

The primary income measure used for assessing segment performance and making operating decisions is earnings before interest and income taxes. Intersegment sales approximate market prices. Accounting method differences between segment reporting and the consolidated financial statements include primarily management fees allocated to segments based on a percentage of sales and the accounting for pension and other retirement plans. Gains and losses from divestitures of businesses are included in Corporate and other. Corporate assets include primarily cash and equivalents, pensions, investments and certain fixed assets.

Summarized information about the Company's operations by business segment and by geographic region follows:

BUSINESS SEGMENTS

(See Notes 3, 4, 5 and 6)

	Sales			Earnings			Total Assets		
	2007	2008	**2009**	2007	2008	**2009**	2007	2008	**2009**
Process Management	$ 5,699	6,652	**6,233**	1,066	1,306	**1,068**	4,902	5,152	**5,340**
Industrial Automation	4,269	4,852	**3,698**	665	727	**354**	3,141	3,357	**3,252**
Network Power	5,150	6,312	**5,359**	645	794	**567**	4,758	5,433	**4,915**
Climate Technologies	3,614	3,822	**3,197**	538	551	**397**	2,156	2,201	**2,131**
Appliance and Tools	4,006	3,861	**3,029**	564	527	**365**	2,630	2,153	**1,973**
	22,738	25,499	**21,516**	3,478	3,905	**2,751**	17,587	18,296	**17,611**
Differences in accounting methods				210	232	**186**			
Corporate and other (a)				(367)	(358)	**(300)**	2,093	2,744	**2,152**
Sales eliminations / Interest	(607)	(692)	**(601)**	(228)	(188)	**(220)**			
Total	$22,131	24,807	**20,915**	3,093	3,591	**2,417**	19,680	21,040	**19,763**

(a) Corporate and other decreased from 2008 to 2009 primarily because of lower incentive stock compensation expense (see Note 14) and lower commodity mark-to-market, partially offset by lower nonrecurring gains. The decrease from 2007 to 2008 was primarily due to lower incentive stock compensation expense, substantially offset by a number of items including an increase in spending on corporate initiatives, higher commodity hedging mark-to-market and a charge for in-process research and development.

	Intersegment Sales			Depreciation and Amortization Expense			Capital Expenditures		
	2007	2008	**2009**	2007	2008	**2009**	2007	2008	**2009**
Process Management	$ 4	5	**4**	148	148	**166**	125	144	**100**
Industrial Automation	28	34	**25**	104	112	**120**	107	129	**91**
Network Power	10	15	**16**	115	149	**155**	111	127	**100**
Climate Technologies	48	53	**43**	132	139	**138**	160	128	**83**
Appliance and Tools	517	585	**513**	140	138	**119**	131	107	**72**
Corporate and other				17	21	**29**	47	79	**85**
Total	$607	692	**601**	656	707	**727**	681	714	**531**

GEOGRAPHIC

	Sales by Destination			Property, Plant and Equipment		
	2007	2008	**2009**	2007	2008	**2009**
United States	$10,912	11,329	**9,359**	1,998	2,032	**2,010**
Europe	4,844	5,663	**4,346**	680	670	**717**
Asia (including China)	3,617	4,480	**4,352**	484	516	**525**
Latin America	1,009	1,262	**1,065**	197	229	**227**
Other regions	1,749	2,073	**1,793**	72	60	**21**
Total	$22,131	24,807	**20,915**	3,431	3,507	**3,500**

Sales in China were $2,335, $2,252 and $1,703 for 2009, 2008 and 2007, respectively.

(17) Other Financial Data

Items reported in earnings during the years ended September 30 include the following:

	2007	2008	2009
Depreciation	$525	557	**543**
Research and development expense	$397	458	**460**
Rent expense	$300	337	**363**

The Company leases facilities, transportation and office equipment and various other items under operating lease agreements. The minimum annual rentals under noncancelable long-term leases, exclusive of maintenance, taxes, insurance and other operating costs, will approximate $227 in 2010, $166 in 2011, $109 in 2012, $69 in 2013 and $47 in 2014.

Other assets, other are summarized as follows:

	2008	2009
Intellectual property and customer relationships	$ 627	**930**
Capitalized software	192	**214**
Pension plans	436	**3**
Other	385	**385**
Total	$1,640	**1,532**

The pension asset decreased and the pension liability increased due to the decrease in funded status (see Note 10).

Items reported in accrued expenses include the following:

	2008	2009
Employee compensation	$609	**536**
Customer advanced payments	$314	**315**
Product warranty	$204	**199**

Other liabilities are summarized as follows:

	2008	2009
Pension plans	$ 325	**613**
Postretirement plans, excluding current portion	417	**460**
Deferred income taxes	533	**406**
Minority interest	188	**151**
Other	594	**624**
Total	$2,057	**2,254**

(18) Quarterly Financial Information (Unaudited)

	FIRST QUARTER		SECOND QUARTER		THIRD QUARTER		FOURTH QUARTER		FISCAL YEAR	
	2008	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008	**2009**
Net sales	$5,520	**5,415**	6,023	**5,087**	6,568	**5,091**	6,696	**5,322**	24,807	**20,915**
Gross profit	$2,010	**1,996**	2,242	**1,837**	2,413	**1,838**	2,474	**2,028**	9,139	**7,699**
Earnings from continuing operations	$ 519	**458**	598	**373**	647	**387**	690	**506**	2,454	**1,724**
Net earnings	$ 565	**458**	547	**373**	612	**387**	688	**506**	2,412	**1,724**
Earnings from continuing operations per common share:										
Basic	$ 0.66	**0.60**	0.76	**0.50**	0.83	**0.52**	0.89	**0.67**	3.14	**2.29**
Diluted	$ 0.65	**0.60**	0.75	**0.49**	0.82	**0.51**	0.88	**0.67**	3.11	**2.27**
Net earnings per common share:										
Basic	$ 0.72	**0.60**	0.70	**0.50**	0.79	**0.52**	0.89	**0.67**	3.09	**2.29**
Diluted	$ 0.71	**0.60**	0.69	**0.49**	0.78	**0.51**	0.88	**0.67**	3.06	**2.27**
Dividends per common share	$ 0.30	**0.33**	0.30	**0.33**	0.30	**0.33**	0.30	**0.33**	1.20	**1.32**
Common stock prices:										
High	$58.32	**39.19**	55.83	**39.10**	58.20	**37.35**	50.94	**41.24**	58.32	**41.24**
Low	$50.50	**29.98**	47.88	**24.87**	48.17	**29.53**	38.46	**30.63**	38.46	**24.87**

Earnings per share are computed independently each period; as a result, the quarterly amounts may not sum to the calculated annual figure.

The operating results of the European appliance motor and pump business for 2008 and Brooks for first quarter 2008 are classified as discontinued operations. See Notes 3 and 4 for information regarding the Company's acquisition and divestiture activities and non-recurring items.

Emerson Electric Co. common stock (symbol EMR) is listed on the New York Stock Exchange and the Chicago Stock Exchange.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Emerson Electric Co.:

We have audited the accompanying consolidated balance sheets of Emerson Electric Co. and subsidiaries as of September 30, 2009 and 2008, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 2009. We also have audited Emerson Electric Co.'s internal control over financial reporting as of September 30, 2009, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Emerson Electric Co.'s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Emerson Electric Co. and subsidiaries as of September 30, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2009, in conformity with U.S. generally accepted accounting principles. Also in our opinion, Emerson Electric Co. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2009, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Note 1 to the consolidated financial statements, effective September 30, 2007, the Company changed its method of accounting for defined benefit pension and other postretirement plans due to the adoption of the recognition and disclosure provisions FAS 158, *"Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans"* (now part of ASC 715, Compensation – Retirement Benefits). Also as discussed in Note 1 to the consolidated financial statements, effective September 30, 2009, the Company adopted the measurement date provision of ASC 715.

KPMG LLP

St. Louis, Missouri
November 23, 2009

ELEVEN-YEAR SUMMARY

EMERSON ELECTRIC CO. & SUBSIDIARIES

Years ended September 30 | Dollars in millions, except per share amounts or where noted

		2009	2008	2007
Summary of Operations	Net sales	$20,915	24,807	22,131
	Gross profit	$ 7,699	9,139	8,065
	Interest expense	$ 244	244	261
	Earnings from continuing operations	$ 1,724	2,454	2,129
	Percent of net sales	8.2%	9.9%	9.6%
	Net earnings	$ 1,724	2,412	2,136
	Operating cash flow	$ 3,086	3,293	3,016
	Return on average stockholders' equity	19.5%	27.0%	25.2%
Per Share of Common Stock	Diluted:			
	Earnings from continuing operations	$ 2.27	3.11	2.65
	Net earnings	$ 2.27	3.06	2.66
	Cash dividends	$ 1.32	1.20	1.05
	Book value	$ 11.38	11.82	11.13
Year-End Financial Position	Operating working capital	$ 1,714	2,202	1,915
	Percent of net sales	8.2%	8.9%	8.5%
	Property, plant and equipment, net	$ 3,500	3,507	3,431
	Total assets	$19,763	21,040	19,680
	Long-term debt	$ 3,998	3,297	3,372
	Stockholders' equity	$ 8,555	9,113	8,772
	Total debt to capital	34.8%	33.1%	30.1%
	Net debt to net capital	25.7%	22.7%	23.6%
Other Data	Capital expenditures	$ 531	714	681
	Depreciation	$ 543	557	525
	Total taxes, including income taxes	$ 1,269	1,749	1,541
	Salaries and wages	$ 4,205	4,447	4,081
	Average number of employees	129,000	140,700	137,700
	Approximate number of stockholders of record at year end	26,315	26,445	26,615
	Average common shares - diluted (in thousands)	758,703	789,416	803,864

Note: All share and per share data reflect the 2007 two-for-one stock split.

See Note 3 for information regarding the Company's acquisition and divestiture activities. Discontinued operations include: European appliance motor and pump business for 1999-2008, Brooks for 2008 only and Dura-Line for 2000-2003.

(a) Includes a tax expense of $63 ($0.07 per share) related to the one-time opportunity to repatriate foreign earnings under the American Jobs Creation Act of 2004.

(b) Includes the cumulative effect of a change in accounting principle of $938 ($1.12 per share).

(c) Before change in accounting principle.

(d) Includes a $377 charge ($260 after-tax, or $0.31 per share), of which $358 ($248 after-tax, or $0.29 per share) was reported in continuing operations, primarily for the disposition of facilities and exiting of product lines.

2006	2005	2004	2003	2002	2001	2000	1999
19,734	16,902	15,226	13,635	13,496	15,078	15,118	14,022
7,129	6,136	5,515	4,852	4,775	5,286	5,426	5,026
225	243	233	246	250	304	287	189
1,839	1,413 [a]	1,246	1,000	1,072	1,038 [d]	1,396	1,300
9.3%	8.4%	8.2%	7.3%	7.9%	6.9%	9.2%	9.3%
1,845	1,422 [a]	1,257	1,089	122 [b]	1,032 [d]	1,422	1,314
2,512	2,187	2,216	1,731	1,818	1,708	1,840	1,811
23.7%	19.4%	18.4%	17.9%	17.9% [c]	16.5%	22.6%	21.9%
2.23	1.69 [a]	1.48	1.19	1.27	1.21 [d]	1.62	1.48
2.24	1.70 [a]	1.49	1.29	0.14 [b]	1.20 [d]	1.65	1.50
0.89	0.83	0.80	0.79	0.78	0.77	0.72	0.65
10.13	9.01	8.63	7.67	6.82	7.29	7.49	7.14
2,044	1,643	1,633	1,778	1,741	2,033	2,336	2,222
10.1%	9.5%	10.5%	12.7%	12.6%	13.1%	15.0%	15.6%
3,220	3,003	2,937	2,962	3,116	3,288	3,243	3,154
18,672	17,227	16,361	15,194	14,545	15,046	15,164	13,624
3,128	3,128	3,136	3,733	2,990	2,256	2,248	1,317
8,154	7,400	7,238	6,460	5,741	6,114	6,403	6,181
33.1%	35.6%	35.8%	39.0%	44.2%	43.5%	41.8%	34.6%
28.1%	27.7%	27.0%	34.5%	42.0%	41.5%	40.2%	32.7%
601	518	400	337	384	554	692	592
500	472	478	463	457	462	454	447
1,362	1,227	1,044	843	915	982	1,196	1,126
3,751	3,161	3,320	3,153	3,107	3,389	3,376	3,171
127,800	114,200	107,800	106,700	111,500	124,500	123,400	116,900
27,065	28,780	30,200	31,800	32,700	33,700	35,000	36,300
824,476	837,720	844,390	841,836	841,782	858,904	862,790	876,794

BOARD OF DIRECTORS

Clemens A.H. Boersig
Frankfurt, Germany
Chairman of the Supervisory Board, Deutsche Bank AG

August A. Busch III
St. Louis, Missouri
Retired Chairman of the Board, Anheuser-Busch Companies, Inc.

David N. Farr
St. Louis, Missouri
Chairman, Chief Executive Officer, and President

Carlos Fernandez G.
Del. Alvaro Obregón, Mexico
Chairman of the Board and Chief Executive Officer, Grupo Modelo, S.A.B. de C.V.

Walter J. Galvin
St. Louis, Missouri
Vice Chairman and Chief Financial Officer

Arthur F. Golden
New York, New York
Partner, Davis Polk & Wardwell

Harriet Green
London, United Kingdom
Chief Executive Officer, Premier Farnell plc.

Robert B. Horton
London, United Kingdom
Retired Chairman, The Sporting Exchange, Ltd.

William R. Johnson
Pittsburgh, Pennsylvania
Chairman, President, and Chief Executive Officer, H.J. Heinz Company

Vernon R. Loucks Jr.
Chicago, Illinois
Chairman of the Board, The Aethena Group, LLC

John B. Menzer
Irving, Texas
Chief Executive Officer, Michaels Stores, Inc.

Charles A. Peters
St. Louis, Missouri
Senior Executive Vice President

Joseph W. Prueher
Virginia Beach, Virginia
Admiral, USN (Ret)
Former U.S. Ambassador to the People's Republic of China

Rozanne L. Ridgway
Arlington, Virginia
Former Assistant Secretary of State for Europe and Canada

Randall L. Stephenson
Dallas, Texas
Chairman, Chief Executive Officer, and President, AT&T Inc.

CHAIRMAN EMERITUS

C.F. Knight
Retired Chairman and Chief Executive Officer, Emerson

ADVISORY DIRECTORS

J.M. Berra
Chairman, Emerson Process Management

T.E. Bettcher
Chairman, Emerson Climate Technologies

J.J. Lindemann
Executive Vice President

E.L. Monser
Chief Operating Officer

J-P.L. Montupet
Executive Vice President

P.J. Sly
Executive Vice President

COMMITTEES

Executive Committee
D.N. Farr, Chairman
A.A. Busch III
A.F. Golden
R.B. Horton
V.R. Loucks Jr.

Audit Committee
A.A. Busch III, Chairman
H. Green
R.B. Horton
J.B. Menzer
R.L. Ridgway

Compensation Committee
V.R. Loucks Jr., Chairman
C.A.H. Boersig
W.R. Johnson
J.W. Prueher
R.L. Stephenson

Corporate Governance and Nominating Committee
A.F. Golden, Chairman
C. Fernandez G.
H. Green
V.R. Loucks Jr.
R.L. Ridgway
R.L. Stephenson

Finance Committee
R.B. Horton, Chairman
C.A.H. Boersig
A.A. Busch III
A.F. Golden
V.R. Loucks Jr.
J.B. Menzer
J.W. Prueher

MANAGEMENT

SENIOR MANAGEMENT

D.N. Farr
Chairman, Chief Executive Officer, and President

W.J. Galvin
Vice Chairman and Chief Financial Officer

E.L. Monser
Chief Operating Officer

C.A. Peters
Senior Executive Vice President

C.W. Ashmore
Executive Vice President Planning and Development

OPERATING MANAGEMENT

J.M. Berra
Chairman, Emerson Process Management

T.E. Bettcher
Chairman, Emerson Climate Technologies

E.K. Feeney
Executive Vice President

J.L. Geldmacher
Executive Vice President

J.J. Lindemann
Executive Vice President

J-P.L. Montupet
Executive Vice President

E.M. Purvis Jr.
Executive Vice President

P.J. Sly
Executive Vice President

S.A. Sonnenberg
Executive Vice President

R.P. Bauer
Group Vice President

L.W. Flatt
Group Vice President

C. Henry
Chairman-Leroy Somer

R.S. Kerstetter
Group Vice President

P.K. Murphy
Group Vice President

P.E. Sarre
Group Vice President

R.J. Schul
Group Vice President

E.L. Weaver
Group Vice President

J-P.D. Yaouanc
Group Vice President

CORPORATE MANAGEMENT

J.L. Bansch
Vice President-Benefits

S.Y. Bosco
President-Emerson Asia-Pacific

R.E. Browning
Vice President-Development

F.K. Burdell III
Vice President-Shared Services

K. Button Bell
Vice President and Chief Marketing Officer

J.R. Carius
Vice President and Chief Employment Counsel

P.G. Conrad
Vice President-Tax Planning

R.M. Cox Jr.
Senior Vice President-Administration

F.J. Dellaquila
Senior Vice President-Finance and Controller

C.A. Doiron
Vice President-Product Management

C.F. Eagleson
President-Emerson Canada

B.N. Eckhardt
Senior Vice President

L.A. Flavin
Vice President-Audit

G.A. Fromknecht
Vice President-Global Logistics

C.I. Greany
Vice President-Development

S.C. Hassell
Vice President and Chief Information Officer

C.G. Heath
Vice President-Executive Compensation

M.J. Keating
Vice President and Associate General Counsel

R.E. Keefe
Vice President-Manufacturing

J.F. Kelly
Vice President-Financial Services

D.A. Kubly
Vice President and Associate General Counsel

H.J. Lamboley Jr.
Vice President-Environmental Affairs and Real Estate

V.A. Lazzaretti
Vice President and Deputy General Counsel

A.E. Lebon
Vice President-Labor Relations

R.D. Ledford
Senior Vice President and Chief Technology Officer

R.M. Levy
Vice President-Development

L.M. Maxeiner
Assistant Treasurer and Director-Investor Relations

R.D. McDonald
Vice President-Government Affairs

P.E. McKnight
Senior Vice President-Organization Planning

A.D. Mielcuszny
Vice President-Development

M.J. Molloy
Vice President-Development

D.C. Moon
Vice President-Tax

M.W. Neal
Vice President-Pension Investments

S.L. Nicholls
President-Emerson Middle East and Africa

P.C. Palsen
Vice President-International Tax

S.J. Pelch
Vice President-Planning

K.J. Poczekaj
Vice President-Supply Chain

D.J. Rabe
Vice President and Treasurer

L.A. Rodriguez
President-Emerson Latin America

S.C. Roemer
Vice President-Financial Planning

M.G. Rohret
Senior Vice President-Human Resources

R.J. Schlueter
Vice President and Chief Accounting Officer

P. Sen
President-Emerson India

F.L. Steeves
Senior Vice President, Secretary, and General Counsel

C.J. Stephen
Vice President-Project Management Organization

S.E. Von Gruben
Vice President-Aviation

T.G. Westman
Vice President and Associate General Counsel

STOCKHOLDERS INFORMATION

STOCKHOLDER INQUIRIES AND SERVICES

Inquiries regarding dividend payments, loss or nonreceipt of a dividend check, stock transfers (including name changes, gifts, and inheritances), lost stock certificates, Form 1099 information, and address changes should be directed to the Registrar and Transfer Agent.

REGISTRAR AND TRANSFER AGENT

By Mail:
BNY Mellon Shareowner Services LLC
Attention: Emerson Electric Co.
P.O. Box 358010
Pittsburgh, PA 15252-8010

or

BNY Mellon Shareowner Services LLC
Attention: Emerson Electric Co.
480 Washington Blvd., 27th Floor
Jersey City, NJ 07310-1900

By Phone:
Toll-Free: (888) 213-0970
TDD for Hearing Impaired: (800) 231-5469
Foreign Shareholders: (201) 680-6578
TDD Foreign Shareholders: (201) 680-6610

By Internet:
www.bnymellon.com/shareowner

All other inquiries should be addressed to:
Investor Relations Department, Station 2197
Emerson
8000 W. Florissant Ave.
P.O. Box 4100
St. Louis, MO 63136-8506
Telephone: (314) 553-2197

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The Plan is administered by The Bank of New York Mellon, to individual investors who want a convenient, low-cost way to purchase or sell Emerson Electric Co. common stock (NYSE:EMR). You can participate in the Plan if you are a registered holder of Emerson common stock. If you do not own Emerson common stock, you can make your initial purchase directly through the Plan. The Plan provides you with the opportunity to reinvest dividends and is an alternative to traditional methods of buying, holding, and selling Emerson common stock. The Plan is not sponsored or administered by Emerson. For further information and an authorization form, contact the Registrar and Transfer Agent.

DIRECT DEPOSIT OF DIVIDENDS

Stockholders may elect to have dividends electronically deposited into a checking or savings account at a bank, savings and loan institution, or credit union. For details, contact the Registrar and Transfer Agent.

ANNUAL MEETING

The annual meeting of stockholders will be held at 10 a.m. CST, Tuesday, February 2, 2010 in Emerson's World Headquarters Building, 8000 W. Florissant Ave., St. Louis, Missouri 63136. Notice of the meeting, proxy statement, and proxy were sent to stockholders with this annual report.

10-K REPORT

A copy of the Company's 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to stockholders without charge. To obtain a copy, please contact the Investor Relations Department. The Company's chief executive officer and chief financial officer have furnished the certifications required with the Form 10-K.

CEO AND CFO CERTIFICATIONS

As required by the New York Stock Exchange ("NYSE") listing rules, the Company timely filed its Annual CEO Certification with the NYSE. The Company also filed the CEO and CFO certifications required by Section 302 of the Sarbanes-Oxley Act as exhibits to its 2009 Annual Report on Form 10-K.

INTERNET ACCESS

Corporate news releases, Forms 10-K, 10-Q, and 8-K, the annual report, and other information about the Company are available through Emerson's website on the Internet. It may be accessed as follows: www.Emerson.com

DUPLICATE MAILINGS

When stockholders own shares in more than one account or when several stockholders live at the same address, they may receive multiple copies of the annual report. To eliminate multiple copies, write to the Registrar and Transfer Agent.

ENVIRONMENTAL PROGRAMS

Information on Emerson's environmental programs may be obtained by contacting:
Environmental Affairs Department, Station 3800
Emerson
8000 W. Florissant Ave.
P.O. Box 4100
St. Louis, MO 63136-8506

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

	2008	2009
Operating Profit:		
Net Sales	$24,807	**20,915**
Cost of Sales	15,668	**13,216**
SG&A Expenses	5,057	**4,532**
Operating Profit (Non-GAAP)	4,082	**3,167**
Operating Profit Margin % (Non-GAAP)	16.5%	**15.1%**
Other Deductions, Net	303	**530**
Interest Expense, Net	188	**220**
Pretax Earnings	$ 3,591	**2,417**
Pretax Earnings Margin %	14.5%	**11.6%**
Net Sales:		
Underlying Sales (Non-GAAP)		**(13)%**
Foreign Currency Translation		**(4)%**
Acquisitions		**1 %**
Net Sales (Reported)		**(16)%**

COMPARISON OF FIVE-YEAR CUMULATIVE SHAREHOLDER RETURN



$250
$200
$150
$100
$50
$0
2004
2009

	SEPT 2004	SEPT 2005	SEPT 2006	SEPT 2007	SEPT 2008	SEPT 2009	CAGR
Emerson	**100**	**119**	**142**	**184**	**145**	**148**	**8.1%**
S&P 500 Index	100	112	124	145	113	105	1.0%
Dow Jones US Electrical Components & Equipment Index	100	109	125	149	112	115	2.9%

$100 invested on 9/30/04 in stock or index-including reinvestment of dividends. Fiscal year ending September 30.

Safe Harbor Statement

This Annual Report contains various forward-looking statements and includes assumptions concerning Emerson's operations, future results, and prospects. These forward-looking statements are based on current expectations, are subject to risk and uncertainties, and Emerson undertakes no obligation to update any such statements to reflect later developments. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, Emerson provides the following cautionary statement identifying important economic, political, and technological factors, among others, changes in which could cause the actual results or events to differ materially from those set forth in or implied by the forward-looking statements and related assumptions.

Such factors include the following: (i) current and future business environment, including interest rates, currency exchange rates, and capital and consumer spending; (ii) potential volatility of the end markets served; (iii) competitive factors and competitor responses to Emerson initiatives; (iv) development and market introduction of anticipated new products; (v) availability of raw materials and purchased components; (vi) U.S. and foreign government laws and regulations, including taxes and restrictions; (vii) outcome of pending and future litigation, including environmental compliance; (viii) stability of governments and business conditions in foreign countries, including emerging economies, which could result in nationalization of facilities or disruption of operations; (ix) penetration of emerging economies; (x) favorable environment for acquisitions, domestic and foreign, including regulatory requirements and market values of candidates; (xi) integration of acquisitions; (xii) favorable access to capital markets; and (xiii) execution of cost-reduction efforts.

Emerson

World Headquarters
8000 W. Florissant Ave.
P.O. Box 4100
St. Louis, MO 63136
Emerson.com